Form 10-K, Exhibit 13
period 1993-12-31
HANDY & HARMAN
filed 1994-03-29
CIK 45333

FINANCIAL REVIEW


The Company's Business  . . . . . . . . . . . . . . . . . . .  18

Stock Trading and Dividends . . . . . . . . . . . . . . . . .  19

Selected Quarterly Data . . . . . . . . . . . . . . . . . . .  19

Five Year Selected Financial Data . . . . . . . . . . . . . .  20

Management's Discussion and Analysis  . . . . . . . . . . . .  21


FINANCIAL STATEMENTS

Consolidated Statement of Income  . . . . . . . . . . . . . .  23

Consolidated Balance Sheet  . . . . . . . . . . . . . . . . .  24

Consolidated Statement of Shareholders' Equity  . . . . . . .  25

Consolidated Statement of Cash Flows  . . . . . . . . . . . .  26

Summary of Significant Accounting Policies  . . . . . . . . .  27

Notes to Consolidated Financial Statements  . . . . . . . . .  28

Independent Auditors' Report  . . . . . . . . . . . . . . . .  34

Responsibility for Financial Statements . . . . . . . . . . .  34

THE COMPANY'S BUSINESS


The Company's industry segments are: manufacturing of precious metals products and refining services, manufacturing of automotive original equipment (OEM), manufacturing of specialty wire and tubing, and manufacturing of other non-precious metal products. The table below presents information about the segments with additional segment information for 1993, 1992 and 1991 found in
Note 6 of the Notes to Consolidated Financial Statements on page 30. A further analysis of the industry segments can be found under "Management's Discussion and Analysis" beginning on page 21.
         The precious metals segment is engaged in the manufacturing of a variety of products, generally in mill forms, containing silver, gold and other precious metals in combination (alloys) with non-precious metals, and the sale of such products to users in a wide range of industries, including silverware and jewelry, electrical and electronic, automotive and appliance. The Company also provides metal refining services for the recovery of precious metals from jewelry and industrial scrap as well as the recovery of high grade mining concentrates and bullion.
         It is the Company's operating policy to maintain constant inventory levels under the last-in, first-out (LIFO) method of accounting. Precious metals are purchased at the same prices and quantities as selling commitments to customers. In the normal course of business, the Company accepts precious metals from suppliers and customers, which quantities are returnable in fabricated or commercial bar form under agreed upon terms. Since precious metals are fungible, the Company does not physically segregate the supplier and customer metals. Therefore, to the extent such metals are used by the Company to meet its operating requirements, the amount of inventory which the Company must own is reduced. The Company's inventory positions are sufficient to protect against any losses in connection with these supplier and customer accounts. To the extent that additional inventory is required to support operations, precious metals are purchased and immediately sold for future delivery, eliminating the economic risk of price fluctuations. Such purchases and sales are not included in either sales or cost of sales. From time to time, management reviews the appropriate inventory levels and may elect to make adjustments.
         A high percentage of the selling price for precious metals products is the cost of the precious metal content. Therefore, both sales and cost of sales are influenced by fluctuations in the prices of precious metals. Service revenues, which represent charges to customers for processing refining lots, do not include the value of precious metals. In addition, certain customers choose to do business on a "toll" basis, that is, to furnish bullion to Handy & Harman for fabrication. When the metals are returned to the customer in fabricated form, the customer pays only a fabrication charge, and the precious metal value of this consignment business is not included in sales or cost of sales.
         The automotive OEM segment manufactures a variety of products for the automotive industry. These products include fuel lines and fuel injection hardware, cables, tubular parts and assemblies, plastic and metal controls and control assemblies, as well as air pipes and power steering cylinder tubing.
         The wire and tubing segment has two basic product types. Stainless steel wire is drawn from rod to a wide range of smaller diameters.
Applications are widespread and include springs, telecommunication support cables, antennas, brushes, and belts. Tubing is manufactured from carbon steel, stainless steel, and a variety of specialty alloys. Applications are similarly numerous including refrigeration, automotive, hydraulic, medical and aerospace.
         In the other non-precious metal businesses segment, a number of subsidiaries manufacture a variety of specialty metal products using copper, steel, nickel, plastics and other raw materials. These products are sold, generally in a finished product state, to substantially the same industries as are the products of the other business segments.
         The following table provides details of sales and service revenues from continuing operations, as well as profit contribution by each reportable segment, before general corporate and interest expenses. See "Management's Discussion and Analysis" on page 21.

(Thousands of dollars)                           1993                  1992                     1991

====================================================================================================
Sales and service revenues:
   Precious metals                          $340,582               $267,333                $258,032
   Automotive (OEM)                          156,607                140,739                 118,193
   Wire/Tubing                               136,079                128,433                 117,160
   Other non-precious metal
     businesses                               24,985                 35,705                  38,141
- ----------------------------------------------------------------------------------------------------
                                            $658,253               $572,210                $531,526
====================================================================================================
Profit contribution before
   unallocated expenses:
   Precious metals                          $ 10,301               $ 14,830                $  5,833
   Automotive (OEM)                           12,400                 10,369                   7,052
   Wire/Tubing                                12,617                 11,908                   9,822
   Other non-precious metal
     businesses                               (2,512)                    94                     387
- ----------------------------------------------------------------------------------------------------
                                              32,806                 37,201                  23,094
General corporate expenses                    (2,075)                (1,805)                (12,048)
Interest expense (net)                       (15,484)               (16,329)                (22,199)
- ----------------------------------------------------------------------------------------------------
Income (loss) from
   continuing operations
   before taxes                             $ 15,247               $ 19,067                ($11,153)
====================================================================================================

Handy & Harman Electronic Materials Corporation, previously included in the "Other non-precious metal businesses" segment, has been classified within the "Precious metals" segment. Figures for prior years have been restated accordingly.

The effect of the restructuring, nonrecurring and unusual charges on continuing operations, as discussed in Note 1 to the Consolidated Financial Statements, on the above segments' profit contribution before unallocated expenses for the period ended December 31, 1991, is as follows:

=====================================================
Precious metals                               $ 5,684
Automotive (OEM)                                1,220
Wire/Tubing                                     1,211
Other non-precious metal businesses             1,772
- -----------------------------------------------------
                                                9,887
General corporate expenses                     10,452
- -----------------------------------------------------
   Total                                      $20,339
=====================================================

The following table segregates identifiable assets to the four reported segments, Corporate and discontinued operations.

                                                          Assets
==================================================================================
(Thousands of dollars)                     1993             1992              1991
- ----------------------------------------------------------------------------------
Precious metals                        $221,783         $169,502          $155,740
Automotive (OEM)                         62,834           64,604            60,763
Wire/Tubing                              80,442           73,518            73,792
Other non-precious metal businesses      17,160           28,695            28,207
Corporate                                 3,987            3,468             2,383
Discontinued operations                  26,713           31,564            37,823
- ----------------------------------------------------------------------------------
                                       $412,919         $371,351          $358,708
==================================================================================

         The comparison of Handy & Harman's precious metals segment sales dollars from year to year is affected by changing market values of the silver, gold and other precious metals which comprise a substantial portion of the sales price. The table below shows all classes of similar precious metals products (measured by gross weight of shipments as a percentage of total segment shipments) which contributed 10% or more to total sales and revenues during 1993, 1992 and 1991.

                                                      Percent of shipments
==================================================================================
                                           1993             1992              1991
- ----------------------------------------------------------------------------------
Rolled Products                             50%              40%               46%
Wire Products                               33%              27%               31%
Bullion                                      1%               3%                3%
==================================================================================

STOCK TRADING AND DIVIDENDS

Handy & Harman Common Stock is traded on the New York Stock Exchange. The table below sets forth, for the quarterly periods indicated, the reported high and low sales prices for the Common Stock on the New York Stock Exchange and the dividends paid on the Common Stock during such periods.
         At February 15, 1994, there were 2,238 holders of record of Common Stock of Handy & Harman. Dividend payments are subject to the restrictions described in Note 2 to the Consolidated Financial Statements.

                                               Common Stock             Dividend Paid on
                                               Sales Prices               Common Stock
                                           High             Low            Per Share
========================================================================================
1993
January 1-March 31                       $15 7/8           $12 7/8              5c.
April 1-June 30                           17 5/8            14 5/8              5c.
July 1-September 30                       16 3/4            11 3/4              5c.
October 1-December 31                     15 3/4            12 1/8              5c.
- ----------------------------------------------------------------------------------------
1992
January 1-March 31                       $12 5/8           $10 1/8              5c.
April 1-June 30                           13 1/8            10 1/4              5c.
July 1-September 30                       13 1/8            11 3/4              5c.
October 1-December 31                     14 5/8            12 1/8              5c.
========================================================================================

SELECTED QUARTERLY DATA

Summarized financial data for interim periods of 1993 and 1992 (expressed in thousands of dollars, except per share data) are shown below. The first quarter of 1993 includes the cumulative effect of a change in accounting for income taxes in accordance with FASB No. 109, a benefit of $576,000 or $.04 per share.

                                                 1993 Quarter Ended
                             Mar.31           June 30         Sept. 30           Dec. 31
========================================================================================
Sales                      $157,809          $161,991         $162,017          $176,436
Gross profit                 24,396            23,781           18,578            20,122
Net income                    3,702             3,332              213             2,229
- ----------------------------------------------------------------------------------------
Net income per share          $ .26             $ .24            $ .02             $ .16
========================================================================================


                                                 1992 Quarter Ended
                             Mar.31           June 30         Sept. 30           Dec. 31
========================================================================================
Sales                      $138,346          $147,822         $141,473          $144,569
Gross profit                 23,114            25,294           21,625            22,899
Net income                    2,815             3,205            2,792             2,885
- ----------------------------------------------------------------------------------------
Net income per share          $ .20             $ .23            $ .20             $ .21
========================================================================================

HANDY & HARMAN AND SUBSIDIARIES


FIVE YEAR SELECTED FINANCIAL DATA


Dollars in thousands
except per share figures                              1993            1992             1991              1990           1989
============================================================================================================================
OPERATIONS
Sales and service revenues                        $658,253        $572,210         $531,526          $572,002       $580,720
After tax earnings (loss)-excluding
  net LIFO gains(b)                                  9,476(a)       11,697           (8,653)           12,060         11,805
Net LIFO gains(b)                                       --              --               --             5,430          2,536
Income (loss) from continuing
  operations                                         9,476(a)       11,697           (8,653)           17,490         14,341
Net loss from discontinued operations                   --              --          (25,856)           (7,764)        (6,575)
Net income (loss)                                    9,476(a)       11,697          (34,509)            9,726          7,766
Dividends                                            2,803           2,801            6,013             9,225          9,206
- ----------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
After tax earnings (loss)-
  excluding net LIFO gains(b)                          .68(a)          .84             (.62)              .86            .85
Net LIFO gains(b)                                       --              --               --               .39            .18
Net income (loss) from continuing operations           .68(a)          .84             (.62)             1.25           1.03
Net loss from discontinued operations                   --              --            (1.85)             (.55)          (.47)
Net income (loss)                                      .68(a)          .84            (2.47)              .70            .56
Dividends                                              .20             .20              .43               .66            .66
Average shares outstanding (thousands)              14,021          14,001           13,985            13,973         13,944
- ----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION (AT DECEMBER 31)
Current assets                                     233,200         200,613          191,072           274,290        272,102
Current liabilities                                121,293          92,444           96,004           222,295        208,926
Working capital                                    111,907         108,169           95,068            51,995         63,176
Property, plant and equipment-net                  106,220         109,605          112,363           137,250        150,826
Total assets                                       412,919         371,351          358,708           472,451        455,731
Long-term debt                                     188,750         186,287          181,329           113,988        115,037
Deferred income taxes                               11,276           7,681            4,059            18,420         15,332
Shareholders' equity                                91,600          84,939           77,316           117,748        116,436
LIFO reserve(c)                                    141,273         105,416          111,209           125,271        167,656
- ----------------------------------------------------------------------------------------------------------------------------
STATISTICAL DATA
Property, plant and equipment
  acquired through capital expenditures             15,147          14,440           12,728            16,042         24,007
Depreciation and amortization                       15,816          14,854           16,372            18,493         18,833
Interest expense (net)-continuing
  operations                                        15,484          16,329           22,199            22,313         23,652
Number of shareholders                               2,238           3,046            3,218             3,214          3,116
Number of employees at December 31                   4,246           4,478            4,333             4,594          5,022
- ----------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average shareholders'
  equity-excluding net LIFO gains(b)                  10.7%           14.4%           (35.4%)             3.7%            4.5%
Current ratio                                          1.9             2.2              2.0               1.2             1.3
=============================================================================================================================

(a) Includes a benefit of $576,000 or $.04 per share, from cumulative effect of accounting change.
(b) Net LIFO gains (after tax) are due to change in levels of precious metal inventories stated at LIFO cost.
(c) Excess of year-end market value of LIFO inventory over cost.

HANDY & HARMAN AND SUBSIDIARIES


MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES

The Company's precious metal inventories, consisting principally of gold and silver, may be considered as an equivalent to cash. Furthermore, these precious metals inventories which are stated in the balance sheet at LIFO cost have a market value substantially in excess of such cost. It is the Company's policy to obtain funds necessary to finance inventories and receivables from various banks under commercial lines of credit.
     Trade accounts receivable resulting from sales of fabricated precious metals are financed primarily by bank borrowings. Fluctuations in the market prices of gold and silver have a direct effect on the dollar volume of sales and the corresponding amount of customer receivables. In addition, receivables resulting from sales of precious metals for future delivery are also financed by bank borrowings. The Company adjusts the level of its credit facilities from time to time in accordance with its borrowing needs for receivables, as well as other working capital items, and maintains bank lines of credit well in excess of anticipated requirements. During the first quarter of 1992 the Company finalized a $200,000,000 credit facility with twelve banks which was used to replace the existing lines of credit at December 31, 1991. This credit facility was increased by $15,000,000 in 1993 and provides $161,250,000 for a three year period (extended an additional year in 1993) and $53,750,000 for 364 days, of which $133,000,000 was utilized at December 31, 1993. In the third quarter of 1992 the Company completed arrangements with four institutional lenders for $50,000,000 of long-term borrowings maturing in ten years. The proceeds are currently used to reduce portions of the previously mentioned credit facility.
     The Company's program to expand productive capacity through acquisition of new businesses and expenditures for new property, plant and equipment will continue to be financed with internally generated funds and long-term debt, if necessary.
     For additional information with regard to the Company's cash requirements and commitments, see Notes 2 and 4 of the Notes to Consolidated Financial Statements.
     The Company's foreign operations consist of four wholly owned subsidiaries (one in Canada, two in the United Kingdom and one in Mexico) and three equity investments (one in Asia, one in Mexico, and one in Brazil). Substantially all unremitted earnings of such entities are free from legal or contractual restrictions.
     On June 27, 1991, the Company announced a major restructuring program which called for the divestiture of six businesses deemed to be non-core operations that no longer fit within the Company's long-term strategies and the liquidation of certain precious metals inventories in a manner that resulted in no material change in the Company's LIFO reserve. The Company was able to reduce total borrowings by $68,000,000 during 1991 primarily as a result of this restructuring program.

OPERATIONS

RESTRUCTURING, NONRECURRING AND UNUSUAL CHARGES

The restructuring program strengthens the Company's balance sheet, reduces debt and interest expense, provides a sound basis for improved profitability and allows management to concentrate on those businesses which have demonstrated potential for above average growth. As a result of this program, the Company recorded restructuring, nonrecurring and unusual charges of $54,330,000 ($38,130,000 after tax, or $2.73 per share) in the second quarter of 1991.
     These charges are summarized as follows:
* Restructuring and nonrecurring charges for write-down of certain facilities, equipment and other assets - $13,181,000 ($8,904,000 after tax, or $.64 per share).
* Other unusual charges to operating expenses for estimated additional environmental remediation expenses, reserves for certain receivables from jewelry industry customers, and health care charges, including those associated with the recently adopted Financial Accounting Standards Board Statement No. 106 which requires recognition of post retirement health benefits on an accrual basis - $7,158,000 ($4,835,000 after tax, or $.34 per share).
* Costs associated with discontinued operations - $33,991,000 ($24,391,000 after tax, or $1.75 per share).

COMPARISON OF 1993 VERSUS 1992

Sales for the precious metal segment increased $73,249,000 (27%). Sales of refining outturn in bullion form increased from $26,355,000 in 1992 to $102,018,000 in 1993. The profit margin on this business is less than the margins on fabricated products. The average price for gold was $359.84 per ounce and the average price of silver was $4.30 per ounce representing increases of 5% and 9%, respectively from the previous year. Benefits from higher precious metal prices and higher volumes in 1993 were offset by competitive pricing pressures in 1993 which was the primary reason for the decreased profit contribution (pre-tax income before deducting interest and Corporate expense) of $4,529,000 (31%). Although some improvement is anticipated in 1994, any earnings increase in this segment will be modest unless there is a significant advance in the price of precious metals.
     The automotive (OEM) segment sales increased by $15,868,000 (11%) and the profit contribution increased $2,031,000 (20%) due to the rising North American production rate over 1992. Continued increases in this North American production rate in 1994, along with our commitment of funds to our technical facility personnel and equipment, should enhance operating profits in this segment.
     Sales for the wire/tubing segment increased $7,646,000 (6%) and the profit contribution increased $709,000 (6%) primarily due to the demand from the telecommunications industry in the first half of 1993. This cyclical demand is expected again in 1994, however it will be partially offset by the continued lower levels in surgical orders and the interruption of orders for refrigeration tubing from mainland China experienced in the second half of 1993. Resumption of these orders are anticipated in the latter part of 1994 and a modest improvement in contribution is expected overall from this segment in 1994.
     In the other non-precious metal segment, sales decreased $10,720,000 (30%) primarily due to the sale of three businesses in 1993. Profit contribution decreased $2,606,000 due to the charge of $2,800,000 relating to the sale of New Industrial Techniques, Inc. and Valley Metals, Inc. The remaining subsidiary in this segment (Continental Industries, Inc. and its United Kingdom division, Kontite, Ltd.) has relatively unique product lines. This, along with the substantial capital investment in 1993, should improve future operating results.
     Interest expense decreased $845,000 (5%) primarily due to decreased levels of borrowings in 1993, offset by higher effective interest rates.
     The effective tax rate for 1993 was 41.6% compared to 38.7% in 1992. Note 3 of the Notes to Consolidated Financial Statements analyzes the components of the effective rate.

COMPARISON OF 1992 VERSUS 1991

Sales for the precious metals segment increased $9,301,000 (4%). Sales of refining outturn in bullion form increased from $24,869,000 in 1991 to $26,355,000 in 1992. The average price for gold was $343.83 per ounce and the average price for silver was $3.94 representing a decrease of 5% for gold and 3% for silver. The profit contribution increased by $8,997,000 (154%). Excluding $5,684,000 of restructuring, nonrecurring and unusual charges in 1991 described previously, the profit contribution increased $3,313,000 (29%) primarily due to the higher level of sales of industrial products.
     The automotive (OEM) segment sales increased by $22,546,000 (19%). The profit contribution increased $3,317,000 (47%). Excluding $1,220,000 of restructuring, nonrecurring and unusual charges discussed previously, the profit contribution increased $2,097,000 (25%) primarily due to the increased sales brought about by the increases in the industry's North American production rate during 1992 as well as sales of new product.
     Sales for the wire/tubing segment increased by $11,273,000 (10%) resulting from increased demand for wire products from customers in the communications industry as well as increased demand in both fabricated tubulars for the medical industry and refrigeration tubing. The profit contribution increased $2,086,000 (21%). Excluding $1,211,000 of restructuring, nonrecurring and unusual charges discussed previously, the profit contribution increased $875,000 (8%) due to the above mentioned sales increase.
     The sales of the other non-precious metal businesses segment decreased $2,436,000 (6%) primarily due to lower volumes from oil field services and aerospace related customers. The profit contribution decreased $293,000 (76%). Excluding the charge for restructuring, nonrecurring and unusual charges in 1991 previously discussed, the profit contribution decreased $2,065,000 (96%) due to lower volumes described above.
     Interest expense decreased $5,870,000 principally due to decreased levels of borrowings primarily brought about by the sale of precious metal in 1991 previously described and lower interest rates in 1992.
     The effective income tax rate in 1992 was a 38.7% expense compared to a 22.4% benefit in 1991. The lower effective rate for 1991 was due in part to the Company's inability to recognize certain state tax benefits. Note 3 of the Notes to Consolidated Financial Statements analyzes the components of the effective tax rate.

HANDY & HARMAN AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF INCOME


Year ended December 31                                                        1993                    1992                   1991
=================================================================================================================================
Sales and service revenues                                            $658,253,000            $572,210,000           $531,526,000
Cost of sales and service                                              571,376,000             479,278,000            446,993,000
- ---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                            86,877,000              92,932,000             84,533,000
- ---------------------------------------------------------------------------------------------------------------------------------
Selling, general, and administrative expenses                           53,900,000              56,394,000             59,753,000
Restructuring and nonrecurring charges                                          --                      --             13,181,000
- ---------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                  32,977,000              36,538,000             11,599,000
- ---------------------------------------------------------------------------------------------------------------------------------
Other deductions:
  Interest expense (net)                                                15,484,000              16,329,000             22,199,000
  Other (net)                                                            2,246,000               1,142,000                553,000
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                        17,730,000              17,471,000             22,752,000
- ---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes
  and cumulative effect of accounting change                            15,247,000              19,067,000            (11,153,000)
Income tax provision (benefit)                                           6,347,000               7,370,000             (2,500,000)
- ----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of accounting change              8,900,000              11,697,000             (8,653,000)
Cumulative effect of accounting change                                     576,000                      --                     --
- ---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                 9,476,000              11,697,000             (8,653,000)
- ----------------------------------------------------------------------------------------------------------------------------------

Discontinued operations:
  Loss from discontinued operations (less applicable tax benefit
     of $770,000)                                                               --                      --             (1,465,000)
  Provision for loss on disposal  (including $1,000,000 in 1991 for operating losses during phase-out period), net of
     income tax benefits of $9,600,000                                          --                      --            (24,391,000)
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                --                      --            (25,856,000)
- ---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $ 9,476,000             $ 11,697,000          ($34,509,000)
=================================================================================================================================
Earnings (loss) per share:
  Continuing operations:
     Income (loss) before cumulative effect of accounting change              $.64                     $.84                 ($.62)
     Cumulative effect of accounting change                                    .04                       --                    --
- ---------------------------------------------------------------------------------------------------------------------------------
  Total continuing operations                                                  .68                      .84                  (.62)
  Discontinued operations                                                       --                       --                 (1.85)
- ---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                             $.68                     $.84                ($2.47)
=================================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEET


December 31                                                                                    1993                   1992
==========================================================================================================================
ASSETS
Current assets:
  Cash                                                                                $   3,320,000         $    2,812,000
  Receivables                                                                           127,743,000             80,706,000
  Refundable income taxes                                                                   500,000              1,000,000
  Inventories                                                                            88,692,000             87,668,000
  Prepaid expenses and deposits                                                           9,946,000             10,709,000
  Assets held for sale                                                                           --              1,632,000
  Current assets of discontinued operations (net)                                         2,999,000             16,086,000
- --------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    233,200,000            200,613,000
- --------------------------------------------------------------------------------------------------------------------------
Investment in 50% or less owned companies                                                 1,824,000              1,520,000

Property, plant and equipment                                                           249,384,000            249,093,000
  Less accumulated depreciation and amortization                                        143,164,000            139,488,000
- --------------------------------------------------------------------------------------------------------------------------
                                                                                        106,220,000            109,605,000
Prepaid retirement costs (net)                                                           43,627,000             38,834,000
Intangibles, net of amortization                                                          1,120,000              1,694,000
Deferred charges                                                                          1,696,000              1,978,000
Other assets                                                                              1,518,000              1,629,000
Noncurrent assets of discontinued operations                                             23,714,000             15,478,000
- --------------------------------------------------------------------------------------------------------------------------
                                                                                       $412,919,000           $371,351,000
==========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                                                $ 28,000,000           $ 22,500,000
  Current maturities of long-term debt                                                    7,000,000             10,057,000
  Accounts payable                                                                       53,739,000             28,571,000
  Advances from smelter                                                                   8,935,000                     --
  Other current liabilities                                                              20,389,000             26,281,000
  Restructuring accruals                                                                  3,230,000              5,035,000
- --------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               121,293,000             92,444,000
- --------------------------------------------------------------------------------------------------------------------------

Long-term debt, less current maturities                                                 188,750,000            186,287,000
Deferred income taxes                                                                    11,276,000              7,681,000
Commitments
- --------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock - par value $1; 60,000,000 shares authorized;
    14,611,432 shares issued                                                             14,611,000             14,611,000
  Capital surplus                                                                        11,296,000             11,213,000
  Retained earnings                                                                      70,414,000             63,741,000
  Foreign currency translation adjustment                                                  (951,000)              (693,000)
- --------------------------------------------------------------------------------------------------------------------------
                                                                                         95,370,000             88,872,000

Less: Treasury stock 1993 - 588,252 shares; 1992 - 596,318 shares - at cost               3,770,000              3,797,000
  Unearned compensation                                                                          --                136,000
- --------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                               91,600,000             84,939,000
- --------------------------------------------------------------------------------------------------------------------------
                                                                                       $412,919,000           $371,351,000
==========================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


Three Years Ended December 31, 1993
                                                                           Foreign
                            Par Value $1                                  Currency                                        Total
                                  Common      Capital      Retained    Translation        Treasury      Unearned  Shareholders'
                                   Stock      Surplus      Earnings     Adjustment           Stock  Compensation         Equity
===============================================================================================================================
Balance,
  January 1, 1991            $14,611,000  $10,987,000   $95,367,000       $923,000     ($3,950,000)    ($190,000)  $117,748,000
Net loss                                                (34,509,000)                                                (34,509,000)
Cash dividends on
  common stock-$.43
  per share                                              (6,013,000)                                                 (6,013,000)
Remeasurement and
  amortization of stock
  issued under restricted
  stock option plan                           (42,000)                                                   190,000        148,000
Stock awarded under
  outside director stock
  option plan (awarded
  5,600 - issued 1,413
  shares)                                      39,000                                        7,000                       46,000
Translation adjustment                                                    (104,000)                                    (104,000)
- -------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1991           14,611,000   10,984,000    54,845,000        819,000      (3,943,000)                  77,316,000
Net income                                               11,697,000                                                  11,697,000
Cash dividends on
  common stock-$.20
  per share                                              (2,801,000)                                                 (2,801,000)
Stock issued under
  restricted stock
  option plan (20,600
  shares net of 1,400
  shares forfeited)                           181,000                                      104,000       (136,000)      149,000
Stock awarded under
  outside director stock
  option plan (awarded
  8,532 - issued 8,405
  shares)                                      48,000                                       42,000                       90,000
Translation adjustment                                                  (1,512,000)                                  (1,512,000)
- -------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1992           14,611,000   11,213,000    63,741,000       (693,000)     (3,797,000)      (136,000)   84,939,000
Net income                                                9,476,000                                                   9,476,000
Cash dividends on
  common stock-$.20
  per share                                              (2,803,000)                                                 (2,803,000)
Remeasurement and
  amortization of stock
  issued under restricted
  stock option plan                            12,000                                                     136,000       148,000
Stock awarded under
  outside director stock
  option plan (awarded
  5,236-issued 5,553 shares)                   71,000                                       28,000                       99,000
Stock issued under the
  1991 long-term incentive
  plan (2,513 shares)                                                                       (1,000)                      (1,000)
Translation adjustment                                                    (258,000)                                    (258,000)
- -------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1993          $14,611,000  $11,296,000   $70,414,000      ($951,000)    ($3,770,000)            --   $91,600,000
===============================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                   Increase (Decrease) in Cash
                                                                     --------------------------------------------------------
Year Ended December 31,                                                    1993                   1992                   1991
=============================================================================================================================
Cash flows from operating activities:
Net income (loss)                                                 $  9,476,000           $ 11,697,000            ($34,509,000)
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
    Depreciation and amortization                                   15,816,000             14,854,000              16,372,000
    Provision for doubtful accounts                                  1,195,000                627,000                 952,000
    Loss (gain) on disposal of property, plant and equipment            (7,000)               274,000                 (97,000)
    Loss on sale of business units                                   2,800,000                537,000                      --
    Net prepaid retirement costs                                    (4,793,000)            (4,652,000)             (6,190,000)
    Equity in earnings of 50% or less-owned companies                 (117,000)              (206,000)               (128,000)
    Earned compensation-1988 long-term incentive
      and outside director stock option plans                          225,000                226,000                 214,000
    Continuing operations-reserves for
      restructuring, nonrecurring and unusual
      charges, net of $6,600,000 in taxes                                   --                     --              13,739,000
    Discontinued operations reserves, net of
      $9,600,000 in taxes                                                   --                     --              24,391,000
    Changes in assets and liabilities, net of effects
      from divestitures, investments and reserves for
      continuing and discontinued operations:
         Accounts receivable                                       (49,031,000)           (14,111,000)             10,032,000
         Refundable income taxes                                       500,000                     --              (1,000,000)
         Inventories                                                (3,714,000)              2,115,000             59,838,000
         Prepaid expenses                                              556,000              (2,425,000)               222,000
         Deferred financing costs                                           --              (1,699,000)                    --
         Deferred charges and other assets                             380,000                (250,000)              (383,000)
         Accounts payable and other current liabilities             18,772,000               1,564,000             (7,213,000)
         Advances from smelter                                       8,935,000                      --                     --
         Deferred income taxes                                       3,595,000               3,622,000              1,666,000
- -----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            4,588,000              12,173,000             77,906,000
- -----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment                  945,000               2,428,000                335,000
  Capital expenditures                                             (15,002,000)            (13,829,000)           (12,158,000)
  Divestitures, net of cash sold                                     5,072,000                      --                     --
  Investment in 50% or less-owned companies                           (179,000)                     --                     --
Net investing activities of discontinued operations                  3,031,000                 800,000              6,341,000
- -----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (6,133,000)            (10,601,000)            (5,482,000)
- -----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Short-term borrowings                                              5,500,000             (98,663,000)           (45,399,000)
  Current maturities of long-term debt                              (3,057,000)              8,576,000             (2,222,000)
  Increase (decrease) in long-term debt                              2,463,000              92,654,000            (20,355,000)
  Dividends paid                                                    (2,803,000)             (2,801,000)            (6,013,000)
- -----------------------------------------------------------------------------------------------------------------------------
Net cash provided/(used) in financing activities                     2,103,000                (234,000)           (73,989,000)
- -----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on net cash                            (50,000)               (172,000)                (4,000)
- -----------------------------------------------------------------------------------------------------------------------------
Net change in cash                                                     508,000               1,166,000             (1,569,000)
Cash at beginning of year                                            2,812,000               1,646,000              3,215,000
- -----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                              $   3,320,000           $   2,812,000           $  1,646,000
=============================================================================================================================
Cash paid during the year for:
  Interest, net of contango on futures and
    forward contracts and interest rate swap                      $ 15,719,000            $ 17,112,000           $ 25,051,000
  Income taxes                                                    $  2,668,000            $    537,000           $  2,925,000
=============================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


A -- PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany items have been eliminated. Investments in 20%-50% owned companies are accounted for by the equity basis of accounting.

B -- INVENTORIES
Precious metals inventories are valued at cost as computed under the last-in, first-out (LIFO) method, which is lower than market. Non-precious metals inventories are stated at the lower of cost (principally average) or market. For precious metals inventories no segregation among raw materials, work in process and finished goods is practicable.

C -- PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION
Property, plant and equipment are stated at cost. Depreciation and amortization are provided principally on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

D -- INTANGIBLES AND AMORTIZATION
Purchased patents are stated at cost, which is amortized over the respective remaining lives of the patents. The excess of purchase price over net assets acquired in business combinations is being amortized on the straight-line method over 40 years.

E -- SALES, SERVICE REVENUES AND FUTURE CONTRACTS
A high percentage of the sales prices for the Company's precious metals products (see "The Company's Business," Page 18) is the value of the precious metals content. Changes in the unit sales price of such precious metals result in corresponding changes in sales and cost of sales. The Company includes in both sales and cost of sales the precious metal value of sales of fabricated products if the customer purchased the precious metal from the Company, whether or not the precious metal is sold at the same time as the fabricated product.
      Consistent with the Company's policy of maintaining constant inventory levels under the last-in, first-out (LIFO) method of accounting, precious metals are purchased at the same prices and quantities as shipments to customers. To the extent that additional inventory is required to support operations, precious metals are purchased and immediately sold for future delivery, eliminating the economic risk of price fluctuations.
      Sales of precious metals for future delivery executed on the Commodity Exchange are excluded from sales and cost of sales in the accompanying income statement. The amount receivable arising from such sales for future delivery and the related margin deposits are included in receivables (see Note 7a). The income from sales of precious metals for future delivery is netted over the contract period against the interest on short-term borrowing used to finance receivables from these sales.
      Service revenues, which represent charges to customers for processing refining lots, are recognized in income when the lots are settled with the customer as to precious metal content. Additional costs and smelter charges relating to the settled lots are accrued at that time.

F -- TAXES ON INCOME
The Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), "Accounting for Income Taxes", was issued in February 1992 and was adopted by the Company in the first quarter of 1993. Although SFAS No. 109 superseded SFAS No. 96, "Accounting for Income Taxes" adopted by the Company in 1987, it maintained the same requirement, among other things, that deferred tax liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. The significant change in SFAS No. 109 over SFAS No. 96 was the recognition of deferred tax assets with measurement based on the likelihood of realization of a tax benefit in future years. The cumulative effect of this change to January 1, 1993 amounts to $576,000 and is shown as a separate item in the Consolidated Statement of Income on page 23.

G -- INCOME PER SHARE
Per share amounts are based on the weighted average number of shares outstanding during the year. Outstanding stock options are considered common stock equivalents using the treasury stock method and are included in the calculation when their effect would be dilutive; however they had no dilutive effect in 1993, 1992 and 1991.

H -- POSTEMPLOYMENT BENEFITS
In 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

I -- RECLASSIFICATIONS
Certain reclassifications have been made to the 1992 consolidated financial statements to conform to the 1993 presentation.

HANDY & HARMAN AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- RESTRUCTURING AND DIVESTITURES
In 1993 the Company received $5,072,000 in cash and $800,000 in notes for the sale of Valley Metals Inc., O&M Manufacturing Co. Division and New Industrial Techniques, Inc. These businesses were not part of the restructuring program described below. The assets sold amounted to $8,294,000 and the liabilities assumed by the purchasers amounted to $1,233,000. A loss of $2,800,000 was recorded in 1993 on the sale of two of these units. These businesses are not material to the revenues of the Company.
      During 1992 the Company identified three businesses for sale (Chemical Products Division - sold in 1992, Valley Metals Inc. - and O&M Manufacturing Co. Division both sold in 1993). A net charge of $537,000 was recorded in 1992 for the sale of these three businesses. A reclass of assets held for sale was made at December 31, 1992 for the sale of Valley Metals Inc. in January 1993. Also included in Other Deductions is the loss on sale of a building amounting to $319,000.
      As a result of the restructuring program announced on June 27, 1991, the Company recorded restructuring, nonrecurring and unusual charges amounting to $54,330,000. Continuing operations recorded restructuring and nonrecurring charges for the write-down of certain facilities, equipment and other assets amounting to $13,181,000 and also other unusual charges amounting to $7,158,000 for operating expenses estimated for additional environmental remediation expenses; reserves for certain receivables from jewelry industry customers; and health care charges, including those associated with the Financial Accounting Standards Board Statement No. 106 which requires recognition of postretirement health benefits on an accrual basis. Divestiture of six businesses deemed to be non-core operations that no longer fit with the Company's long-term strategies were also part of this restructuring program and costs associated with these discontinued operations amounted to $33,991,000. For further analysis of discontinued operations see Note 10.

NOTE 2 -- DEBT AND CREDIT AGREEMENTS
The Company's borrowing requirements are primarily related to the market value of precious metals and the resulting changes in the Company's receivables. The Company adjusts the level of its credit facilities from time to time in accordance with its borrowing needs. At December 31, 1993, the Company had various agreements with banks whereby credit facilities of approximately $53,750,000 were available; short-term bank borrowing under these lines amounted to $28,000,000. The corresponding amounts for December 31, 1992 were: credit facilities--$50,000,000 and bank borrowings--$22,500,000.
      At December 31, 1993, 1992, and 1991 the interest rate for outstanding short-term borrowing was 4.0%, 4.9%, and 6.4%, respectively. During 1993, the average month-end short-term borrowing was $15,688,000; the weighted average interest rate 4.3% computed on the basis of the number of days the borrowings were outstanding; and the maximum month-end short-term borrowing was $36,000,000. The corresponding amounts for the years ended December 31, 1992 and 1991 were: average month-end borrowing--$44,273,000 and $147,598,000 weighted average interest rate 7.4% and 7.6%, and maximum month-end borrowing--$137,662,500 and $165,500,000.
      Long-term debt at December 31, 1993 and 1992 is summarized as follows:

                                           1993             1992
================================================================
Credit facility                    $105,000,000     $ 95,000,000
8.83% notes due 2002                 50,000,000       50,000,000
9.37% note due 1999                  21,500,000       25,000,000
10.20% note due 1998                 11,750,000       18,000,000
Industrial revenue bonds,
  floating rate, due 2004-2005        7,500,000        7,500,000
Other debt                                   --          844,000
- ----------------------------------------------------------------
                                    195,750,000      196,344,000
Less installments due within year     7,000,000       10,057,000
- ----------------------------------------------------------------
  Total long-term debt             $188,750,000     $186,287,000
================================================================

Maturities of long-term debt in each of the next five years are as follows (in thousands): $7,000, $7,000, $112,000, $4,750 and $3,500. During the first quarter of 1992 the Company finalized a $200,000,000 credit facility with twelve banks which was used to replace the existing lines of credit at December 31, 1991. This credit facility was increased by $15,000,000 in 1993 and provides $161,250,000 for a three year period (extended an additional year in 1993) and $53,750,000 for 364 days. The Company used a portion of the proceeds to pay $91,688,000 of short-term borrowings, accordingly this amount had been classified as long-term debt at December 31, 1991. Under this credit facility interest is payable at the prime rate or LIBOR plus 1%, at the Company's option.
      In the third quarter of 1992 the Company completed arrangements with four institutional lenders for $50,000,000 of long-term borrowings at a rate of 8.83% maturing in ten years. The proceeds were used to reduce portions of the above mentioned credit facilities.
      Under the most restrictive covenants of the Company's long-term loan agreements, $7,405,000 of consolidated retained earnings were unrestricted at December 31, 1993, as to the declaration of cash dividends and the acquisition of capital stock by the Company. Additionally, the agreements require the maintenance of specified ratios and a minimum tangible net worth of $120,000,000. At December 31, 1993, the Company was in compliance with all covenants.

NOTE 3 -- INCOME TAXES
The components of income (loss) from continuing operations before income taxes consisted of the following (in thousands):

                                     1993        1992       1991

=================================================================
Domestic                          $14,852    $18,841    ($11,060)
Foreign                               395        226         (93)
- -----------------------------------------------------------------
                                  $15,247    $19,067    ($11,153)
=================================================================

  The provision for taxes on income was comprised of the following (in thousands):

                                                 1993

================================================================
                                Currently
                                 Payable     Deferred      Total
- ----------------------------------------------------------------
State and local                   $1,800       ($300)     $1,500
Foreign                              160          91         251
Federal                               --       4,596       4,596
- ----------------------------------------------------------------
                                  $1,960      $4,387      $6,347
================================================================

                                                 1992

================================================================
                                Currently
                                 Payable     Deferred      Total
- ----------------------------------------------------------------
State and local                   $2,230       ($ 330)    $1,900
Foreign                              150         (110)        40
Federal                               --        5,430      5,430
- ----------------------------------------------------------------
                                  $2,380       $4,990     $7,370
================================================================

                                                 1991

================================================================
                                Currently
                                 Payable     Deferred     Total
- ----------------------------------------------------------------
State and local                    $1,375       ($375)    $1,000
Foreign                                85         (65)        20
Federal                                --      (3,520)    (3,520)
- ----------------------------------------------------------------
                                   $1,460     ($3,960)   ($2,500)
================================================================

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 follow (in thousands):

                                      Deferred Tax  Deferred Tax  Net Deferred
                                        Assets       Liabilities   Liability
- -----------------------------------------------------------------------------
Prepaid retirement costs                             $15,270     ($15,270)
Property, plant and equipment                          9,486       (9,486)
Restructuring and discontinued
  operations                            $ 7,355                     7,355
Foreign tax credit carryforwards          1,184                     1,184
Investment tax credit carryforwards       1,502                     1,502
All other                                 4,425          986        3,439
- -----------------------------------------------------------------------------
  Total                                 $14,466      $25,742     ($11,276)
=============================================================================

  Included in the deferred tax liability at December 31, 1992 are investment and foreign tax credit carryforwards available to reduce income tax liabilities in future years. Principal items making up the deferred U.S. Federal income tax provisions follow (in thousands):

                                           1993       1992         1991

=======================================================================
Book over tax depreciation              ($1,372)   ($1,360)     ($1,090)
Restructuring                             2,510      4,191       (5,555)
Employee benefits                         1,643      1,655        2,300
Other (net)                               1,815        944          825
- -----------------------------------------------------------------------
                                         $4,596     $5,430      ($3,520)
=======================================================================

  The major elements contributing to the difference between the U.S. Federal statutory tax rate and the consolidated effective tax rate are as follows:

                                           1993       1992         1991

=======================================================================
U.S. Federal effective statutory tax rate  34.3%      34.0%       (34.0%)
State and local income taxes, net
  of Federal income tax benefit             6.5        6.4          5.9
Foreign tax credit                         (2.2)      (1.7)          --
Current year effect of income tax rate
  change on deferred taxes                  1.8         --           --
Net effect of foreign tax rates             0.4        0.2          0.5
Other                                       0.8       (0.2)         5.2
- -----------------------------------------------------------------------
                                           41.6%      38.7%       (22.4%)
=======================================================================

NOTE 4 -- COMMITMENTS

Commitments at December 31, 1993 for the purchase of additional property, plant and equipment approximated $609,000. Rent expense for 1993, 1992, and 1991 was $3,363,000, $4,444,000, and $5,276,000, respectively. Operating lease and rental commitments for continuing operations for future years are as follows:

============================================================
1994                                             $ 2,972,000
1995                                               2,741,000
1996                                               2,688,000
1997                                               2,010,000
1998                                               1,594,000
1999 and beyond                                    8,196,000
- ------------------------------------------------------------
Total lease and rental commitments               $20,201,000
============================================================

NOTE 5 -- STOCK OPTION AND LONG-TERM INCENTIVE PLANS

1982 STOCK OPTION PLAN

At December 31, 1993, 43,000 shares of common stock held in the treasury were reserved for issuance under the Company's 1982 Stock Option Plan. No more options may be granted under this plan. Transactions under this Plan are summarized below:

                                                             Shares under option
                                         Shares            -----------------------
                                       Available                        Range of
                                       for Option          Shares         Price

==================================================================================
Balance, January 1, 1991                162,900          107,000    $15.437-20.875
Options expired                          51,000          (51,000)   $15.437-20.875
- ----------------------------------------------------------------------------------
Balance, December 31, 1991              213,900           56,000    $16.625-18.687
Options expired                           4,000           (4,000)   $16.625
Shares not granted                     (217,900)              --                --
- ----------------------------------------------------------------------------------
Balance, December 31, 1992                   --           52,000    $16.625-18.687
Options expired                              --           (9,000)   $16.625-17.000
- ----------------------------------------------------------------------------------
Balance, December 31, 1993                   --           43,000    $16.625-18.687
==================================================================================

HANDY & HARMAN LONG-TERM INCENTIVE STOCK OPTION PLAN

The number of shares subject to award under this plan adopted in 1991 shall not exceed 1,000,000 shares of Common Stock. No stock appreciation rights are outstanding under this plan. Commencing one year after the date of grant each option will become exercisable cumulatively at the rate of 20% per year and will expire 10 years from the date such option was granted. Transactions under this Plan are summarized below:

                                                    Shares under option
                             Shares           -------------------------------
                            Available                             Range of
                           for Option         Shares                Price

=============================================================================
Balance, January 1, 1991          --               --                      --
Shares subject to award    1,000,000
Options granted             (494,000)         494,000        $ 9.625 - 14.125
- -----------------------------------------------------------------------------
Balance, December 31, 1991   506,000          494,000        $ 9.625 - 14.125
Options granted              (32,000)          32,000        $11.312 -12.5625
- -----------------------------------------------------------------------------
Balance, December 31, 1992   474,000          526,000        $ 9.625 - 14.125
Options granted             (171,000)         171,000        $12.937 -15.3125
Options exercised                 --           (3,800)       $ 9.625 - 12.625
Options expired               31,200          (31,200)       $12.625
- -----------------------------------------------------------------------------
Balance, December 31, 1993   334,200          662,000        $ 9.625 -15.3125
=============================================================================

OUTSIDE DIRECTOR STOCK OPTION PLAN

Under the Outside Director Stock Option Plan each outside director is awarded fully and immediately exercisable options, on an annual basis, to purchase Common Stock at an option price of $1. The market value of the Company's shares at date of grant less the option price is amortized to compensation expense during the year. A maximum of 100,000 shares are subject to award under this Plan. Transactions under this Plan are summarized below:

                                 1993       1992        1991

============================================================
Options outstanding January 1    7,379      7,252      3,065
Options awarded                  5,236      8,532      5,600
Options exercised               (5,553)    (8,405)    (1,413)
- ------------------------------------------------------------
Options outstanding December 31  7,062      7,379      7,252
============================================================
Shares subject to award
  December 31                   76,954     82,190     90,722
============================================================

1988 LONG-TERM INCENTIVE PLAN

Shares issued under the 1988 Long-Term Incentive Plan are in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Of the 400,000 shares which may be awarded under this Plan 28,700 shares were issued in 1990, of which 400 shares were forfeited, and 22,000 shares were issued in 1992, of which 1,400 shares were forfeited. The market value of shares issued under the Plan is recorded as unearned compensation and shown as a separate component of shareholders' equity. This compensation is amortized to expense over the period the employees become vested.
        Compensation expense for both the Outside Director Stock Option Plan and the 1988 Long-Term Incentive Plan amounted to $214,000, $226,000 and $214,000 in 1993, 1992 and 1991, respectively.

NOTE 6 -- SEGMENT INFORMATION

Information regarding the Company's industry segments and discontinued operations is contained on page 18 under the heading "The Company's Business" and is incorporated herein by reference.
        Additional information concerning industry segments, corporate and discontinued operations is as follows:

                                 1993            1992              1991

=======================================================================
Depreciation and
amortization expense:
  Precious metals         $ 4,645,000     $ 4,327,000       $ 5,166,000
  Automotive (OEM)          4,713,000       4,120,000         3,810,000
  Wire/Tubing               4,046,000       3,734,000         3,787,000
  Other non-precious
    metal businesses        1,748,000       1,810,000         1,967,000
  Discontinued operations          --              --         1,213,000
  Corporate                   664,000         863,000           429,000
- -----------------------------------------------------------------------
                          $15,816,000     $14,854,000       $16,372,000
=======================================================================
Property, plant and
equipment additions:
  Precious metals:
    Expenditures          $ 5,650,000     $ 3,717,000       $ 2,916,000
    Transfer                       --       1,389,000        (1,630,000)
- -----------------------------------------------------------------------
                            5,650,000       5,106,000         1,286,000
- -----------------------------------------------------------------------
  Automotive (OEM):
    Expenditures            1,895,000       3,204,000         5,192,000
    Transfer                       --              --          (642,000)
- -----------------------------------------------------------------------
                            1,895,000       3,204,000         4,550,000
- -----------------------------------------------------------------------
  Wire/Tubing:
    Expenditures            6,310,000       4,727,000         3,031,000
- -----------------------------------------------------------------------
                            6,310,000       4,727,000         3,031,000
- -----------------------------------------------------------------------
  Other non-precious
    metal businesses:
    Expenditures              932,000         937,000         1,019,000
    Transfer                       --              --           761,000
- -----------------------------------------------------------------------
                              932,000         937,000         1,780,000
- -----------------------------------------------------------------------

  Discontinued operations:
    Expenditures              145,000         611,000           570,000
    Transfer                       --      (1,389,000)        1,511,000
- -----------------------------------------------------------------------
                              145,000        (778,000)        2,081,000
- -----------------------------------------------------------------------
  Corporate:
    Expenditures              215,000       1,244,000                --
- -----------------------------------------------------------------------
                          $15,147,000     $14,440,000       $12,728,000
=======================================================================

NOTE 7 -- SUPPLEMENTAL INFORMATION

                                             1993           1992

================================================================
a-Receivables:
  Trade accounts                      $ 70,761,000  $ 75,146,000
  Notes                                    221,000       223,000
  Allowance for doubtful accounts       (3,721,000)   (3,325,000)
- ----------------------------------------------------------------
                                        67,261,000    72,044,000
Sales of precious metals for
  future delivery                       60,482,000     8,662,000
- ----------------------------------------------------------------
                                      $127,743,000  $ 80,706,000
================================================================
b-Inventories:
  Precious metals:
    Fine and fabricated metals in
    various stages of completion      $ 38,879,000  $ 37,406,000
  Non-precious metals:
    Base metals, factory supplies
    and raw materials                   25,635,000    24,775,000
    Work in process                     14,893,000    16,257,000
    Finished goods                       9,285,000     9,230,000
                                      $ 88,692,000  $ 87,668,000
- ----------------------------------------------------------------
Precious metals stated at LIFO cost   $ 32,797,000  $ 32,783,000
================================================================
LIFO inventory-excess of year-end
  market value over LIFO cost         $141,273,000  $105,416,000
================================================================
Dec. 31 market value per ounce:
  Silver                                   $  5.08       $  3.67
  Gold                                     $391.75       $333.30
Market value of precious metals due
  suppliers or held for customers
  and returnable in commercial bar
  or fabricated form                  $259,627,000  $165,789,000
================================================================
c-Property, plant and equipment:
  Land                                $  4,933,000  $  5,309,000
  Buildings and improvements            61,163,000    60,664,000
  Machinery and equipment              155,795,000   158,726,000
  Furniture and fixtures                15,585,000    14,151,000
  Automotive                               970,000     1,009,000
  Improvements to leased property        4,039,000     4,013,000
  Construction in progress               6,899,000     5,221,000
- ----------------------------------------------------------------
                                      $249,384,000  $249,093,000
================================================================

Depreciation and amortization of property, plant and equipment charged to operations for 1993, 1992 and 1991 was $14,659,000, $14,157,000 and
$15,513,000, respectively.

                                            1993          1992
==============================================================
d-Intangibles (net of amortization):
 Patents and other                    $  729,000    $  785,000
 Excess of purchase price over
   net assets acquired in business
   combinations                          391,000       909,000
- --------------------------------------------------------------
                                      $1,120,000    $1,694,000
==============================================================

e- Major Customer:
  A customer from the automotive (OEM) segment represented 10.7%, 11.3% and 10.5% of consolidated sales and service revenues for 1993, 1992 and 1991, respectively.

NOTE 8 -- RETIREMENT PLANS AND OTHER BENEFITS

RETIREMENT PLANS

The Company and substantially all of its subsidiaries have noncontributory defined benefit plans covering most of their employees. The benefits are based on years of service and employee's compensation at the time of retirement. Contributions are made by the Company as necessary to provide assets sufficient to meet the benefits payable to plan participants, and are determined in accordance with applicable minimum funding standard requirements as promulgated by the Internal Revenue Service. Such contributions are based on actuarial computations of the amount sufficient to fund normal (current service) cost plus an amortization of the unfunded actuarial accrued liability over periods of up to 30 years.
    The components of net periodic pension cost (credit) for 1993, 1992 and 1991 are as follows:

                                1993          1992           1991

=================================================================
Service cost-benefits
  earned during the
  period                $  3,546,000   $ 4,572,000    $ 3,715,000
Interest cost on the
  projected benefits
  obligation               7,253,000     8,130,000      7,205,000
Return on plan assets    (15,563,000)  (16,738,000)   (16,050,000)
Net amortization
  and deferral              (106,000)     (987,000)    (1,060,000)
- -----------------------------------------------------------------
Net periodic pension
  cost (credit)         ($ 4,870,000) ($ 5,023,000)  ($ 6,190,000)
=================================================================

  Assumptions used in the accounting at December 31 are:

                           1993          1992           1991

============================================================
Discount rate:
  Beginning of year        7.0%          7.5%           8.0%
  End of year              6.5%          7.0%           7.5%
Compensation increase      5.0%          5.0%           5.0%
Expected asset return      8.5%          9.5%           9.5%
                                                    to 10.5%
============================================================

    The plans' funded status as of December 31 and the amounts recognized in the accompanying financial statements are as follows:

                                                  1993         1992

====================================================================
Actuarial present value of
  benefit obligations:
    Vested benefit obligation             $ 95,980,000  $ 85,709,000
- --------------------------------------------------------------------
    Accumulated benefit
      obligation                          $100,139,000  $ 90,161,000
- --------------------------------------------------------------------
    Projected benefit obligation          $114,490,000  $104,333,000
Plan assets at fair value                  156,295,000   146,567,000
- --------------------------------------------------------------------
Plan assets in excess of projected
  benefit obligation                        41,805,000    42,234,000
Unrecognized net loss                       24,584,000    21,955,000
Unrecognized prior service cost             (3,740,000)  ( 4,332,000)
Unrecognized net asset                     (15,944,000)  (19,066,000)
- --------------------------------------------------------------------
Prepaid pension cost                      $ 46,705,000  $ 40,791,000
====================================================================

    The plans' assets are invested primarily in stocks and insurance contracts. The cost of living provision in effect for a certain Company pension plan was eliminated with respect to benefits credited after October 31, 1992 and the definition of average pay was changed from a final five year average to career average pay starting January 1, 1993 for all units covered under the plan. The result was a decrease in the projected benefit obligation and a reduction in unrecognized prior service cost of $7,130,000. This amount is being amortized over 16 years.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain operations of the Company provide postretirement medical benefits to current and retired employees. In 1991 the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other than Pensions", to account for these provided benefits. Certain employees of these operations become eligible for postretirement medical benefits after fulfilling minimum age and service requirements.
    Postretirement benefit costs were determined assuming discount rates of 7%, 7.5% and 8% for the years ended 1993, 1992 and 1991, respectively. The components of net periodic postretirement benefit cost are as follows:

                                         1993       1992        1991

====================================================================
Service cost                       $  261,000 $  324,000  $  305,000
Interest cost                         694,000    698,000     695,000
Amortization of transition
  obligation                          574,000    417,000     432,000
- --------------------------------------------------------------------
                                   $1,529,000 $1,439,000  $1,432,000
====================================================================

  The Company's funding policy with respect to these benefits is to pay the amounts required to provide the benefits during each year. The following table presents the Company's postretirement medical benefits funded status as of December 31, 1993 and 1992.

Accumulated Postretirement Benefit Obligation:
- ---------------------------------------------------------------------
                                                   1993          1992

=====================================================================
Retirees                                    $ 4,576,000   $ 3,403,000
Future retirees                               6,376,000     5,722,000
- ---------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                         10,952,000     9,125,000
Unrecognized transition obligation           (6,340,000)   (6,711,000)
Unrecognized actuarial loss                  (1,534,000)     (457,000)
- ---------------------------------------------------------------------
Net postretirement benefit liability --
  classified with prepaid retirement costs  $ 3,078,000   $ 1,957,000
=====================================================================

The assumed discount rate used to measure the accumulated postretirement benefit obligation was 6.5% for 1993 and 7% for 1992. The unrecognized transition obligation amortization period is 20 years beginning on January 1, 1991, the implementation date.
    For measurement purposes, a 15% annual rate of increase in the health care cost trend rate was assumed for 1992 through 1994; the rate was assumed to decrease gradually to 6% by the year 2003 and remain at that level thereafter. A 1% increase in the assumed health care trend rate would not have a significant impact on the accumulated postretirement benefit obligation as of December 31, 1993 and 1992.
    Effective July 1, 1992 all participating union employees who are not eligible to retire by June 30, 1995 were eliminated from receiving postretirement medical benefits. The present value of this change reduced the unrecognized transition obligation by $1,726,000 in 1992.

SAVINGS PLAN

During 1991 the Company established the Handy & Harman Savings Plan under
Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute from 1% to 12% of their income on a pretax basis to this savings plan. The Company matches 50% of the first 3% of the employee's contribution. Such matching Company contributions are invested in shares of the Company's common stock and becomes immediately vested. The charge to operations for the Company's matching contribution amounted to $862,000, $581,000, and $418,000 for 1993, 1992 and 1991, respectively.

NOTE 9 -- COMMON STOCK PURCHASE RIGHTS

In 1989, the Board of Directors declared a dividend of one Common Stock Purchase Right on each outstanding share of Handy & Harman Common Stock to holders of record on February 6, 1989.
    If the rights become exercisable, the rights will separate from the common stock and each right will entitle the holder to purchase from the Company a share of common stock at a predefined price. The rights are not exercisable until either ten days after certain changes in ownership of the Company occurs or ten days following the commencement of a tender offer for at least 20% of the Company's common stock.
    The rights are redeemable by the Company at a fixed price after certain defined events or at any time prior to the expiration of the rights on January 26, 1999, if such events do not occur.
    Through December 31, 1993, the Company had reserved common shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effects on the earnings per share calculation.

NOTE 10 -- DISCONTINUED OPERATIONS

On June 27, 1991, the Company announced its planned divestiture of six businesses which are involved in the manufacture of automotive replacement parts, proprietary chemicals, metal powders, pressurized vessels, coldheaded parts, and specialized platinum group metals refining and products. Accordingly, the consolidated financial statements of the Company have been reclassified to report separately the net assets and operating results of these businesses. Financial results for periods prior to the date of discontinuance have been restated to reflect continuing operations.
    The net assets related to discontinued operations, primarily working capital and property, plant and equipment, have been recorded at their estimated net realizable value, as adjusted for estimated cash flows from operations and estimated interest expense during the holding period (estimated at one year). Included in assets of discontinued operations is the Company's investment in, and receivable from, GO/DAN Industries (GDI), a joint venture partnership. Approximately $1,000,000 of operating losses of the discontinued operations from the date of discontinuance to December 31, 1993 were charged against the reserve for operating losses established in the second quarter of 1991. Interest expense of $827,000 and $3,192,000 was allocated to the discontinued operations based on net assets expected to be realized and the value of precious metals used in their operations for 1992 and 1991 respectively.

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick
345 Park Avenue
New York, NY 10154

To the Board of Directors and
Shareholders of Handy & Harman:

We have audited the consolidated balance sheets of Handy & Harman and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Handy & Harman and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.
    As discussed in the Summary of Significant Accounting Policies, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" in 1993.



/S/ KPMG PEAT MARWICK
- ---------------------

February 18, 1994



RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements presented in this Annual Report were prepared by Handy & Harman which is responsible for their fairness. Such statements include, in some instances, judgments as to those amounts which are estimates and approximations. The Company believes that the consolidated financial statements are in conformity with generally accepted accounting principles.
    The Company depends upon an accounting system, including internal accounting controls, administered by a staff of corporate accountants. The controls are designed to provide reasonable assurance that the Company's financial records are reliable, that the corporate assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorizations and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. It must be recognized, however, that errors and irregularities may nevertheless occur, so the effectiveness of such a financial system depends to a great extent upon the careful selection of financial and other responsible managers. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the Company's controls. The Company believes that its accounting controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions. KPMG Peat Marwick, independent certified public accountants, has been engaged by the Company to conduct quarterly reviews and an audit of the Company's financial statements in accordance with generally accepted auditing standards.
    Such standards provide for numerous procedures, including obtaining an understanding of the Company's accounting systems and performing reviews of internal accounting control systems and tests of transactions deemed appropriate by the auditors. KPMG Peat Marwick is a member of the SEC Practice Section of the AICPA Division of CPA firms.
    For many years the Company has had an Audit Committee of the Board of Directors consisting exclusively of outside Directors of the Company. The Committee meets periodically with the independent auditors, internal auditors, management and corporate staff accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent auditors as well as the internal auditors and the Corporate Controller have full and free access to the Audit Committee. The independent auditors meet with the Audit Committee, with and without Company employees present, to discuss their audit plan and at a later date the results of their audits.


34