Form 10-K, Exhibit 13
period 1994-12-31
HANDY & HARMAN
filed 1995-03-28
CIK 45333



FINANCIAL REVIEW



The Company's Business....................................  19
Stock Trading and Dividends...............................  20
Selected Quarterly Data...................................  20
Five Year Selected Financial Data.........................  21
Management's Discussion and Analysis......................  22

FINANCIAL STATEMENTS
Consolidated Statement of Income..........................  24
Consolidated Balance Sheet................................  25
Consolidated Statement of Shareholders' Equity............  26
Consolidated Statement of Cash Flows......................  27
Summary of Significant Accounting Policies................  28
Notes to Consolidated Financial Statements................  29
Independent Auditors' Report..............................  35
Responsibility for Financial Statements...................  36


THE COMPANY'S BUSINESS

The Company's industry segments are: manufacturing of precious metals products and refining services, manufacturing of automotive original equipment
(OEM), manufacturing of specialty wire and tubing, and manufacturing of other non-precious metal products. The table below presents information about the segments with additional segment information for 1994, 1993 and 1992 found in
Note 7 of the Notes to Consolidated Financial Statements on page 32. A further analysis of the industry segments can be found under "Management's Discussion and Analysis" beginning on page 22.

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

     In the other non-precious metal businesses segment, the subsidiaries sold in 1993 manufactured a variety of specialty metal products using copper, steel, nickel, plastics and other raw materials. These products were sold, generally in a finished product state, to substantially the same industries as are the products of the other business segments. The remaining unit in this segment manufactures products using steel and plastic which are sold principally to water and natural gas distribution companies.

     The following table provides details of sales and service revenues from continuing operations, as well as profit contribution by each reportable segment before general corporate and interest expenses. See "Management's Discussion and Analysis" beginning on page 22.


(Thousands of dollars)               1994       1993       1992
- ---------------------------------------------------------------
Sales and service revenues:
 Precious metals                 $434,466   $340,582   $267,333
 Automotive (OEM)                 181,866    156,607    140,739
 Wire/Tubing                      150,038    136,079    128,433
 Other non-precious metal
   businesses                      15,078     24,985     35,705

                                 $781,448   $658,253   $572,210
- ---------------------------------------------------------------
Profit contribution before
  unallocated expenses:
  Precious metals                $ 14,708   $ 10,301   $ 14,830
  Automotive (OEM)                 14,045     12,400     10,369
  Wire/Tubing                      15,365     12,617     11,908
  Other non-precious metal
    businesses                      2,048     (2,512)        94
- ---------------------------------------------------------------
                                   46,166     32,806     37,201
General corporate expenses         (1,850)    (2,075)    (1,805)
Interest expense (net)            (15,995)   (15,484)   (16,329)
Income before income taxes
  and cumulative effect
  of accounting change           $ 28,321   $ 15,247   $ 19,067
- ---------------------------------------------------------------


The following table segregates identifiable assets to the four reported segments, corporate and discontinued operations.

                                                  Assets
- --------------------------------------------------------------------
(Thousands of dollars)                   1994       1993        1992
- --------------------------------------------------------------------
Precious metals                      $198,271   $215,024    $169,502
Automotive (OEM)                       71,028     62,834      64,604
Wire/Tubing                            92,696     80,442      73,518
Other non-precious metal businesses    16,149     17,160      28,695
Corporate                               3,859      3,987       3,468
Discontinued operations                23,015     26,713      31,564

                                     $405,018   $406,160    $371,351
- --------------------------------------------------------------------

The comparison of Handy & Harman's precious metals segment sales dollars from year to year is affected by changing market values of the silver, gold and other precious metals which comprise a substantial portion of the sales price. The table below shows all classes of similar precious metals products (measured by gross weight of shipments as a percentage of total segment shipments) which contributed 10% or more to total sales and revenues during 1994, 1993 and 1992.


                                       Percent of shipments
- -------------------------------------------------------------
                                   1994        1993      1992

Rolled Products                     43%         50%        40%
Wire Products                       43%         33%        27%
Bullion                              2%          1%         3%
- -------------------------------------------------------------

STOCK TRADING AND DIVIDENDS

Handy & Harman Common Stock is traded on the New York Stock Exchange. The table below sets forth, for the quarterly periods indicated, the reported high and low sales prices for the Common Stock on the New York Stock Exchange and the dividends paid on the Common Stock during such periods.

     At February 15, 1995, there were 2,259 holders of record of Common Stock of Handy & Harman. Dividend payments are subject to the restrictions described in
Note 3 to the Consolidated Financial Statements.

                             Common Stock        Dividend Paid on
                             Sales Prices          Common Stock
                           High          Low         Per Share
- --------------------------------------------------------------------------------
1994
January 1-March 31       $16 1/4      $14 3/8         5(cent)
April 1-June 30           14 3/4       13             5(cent)
July 1-September 30       17 5/8       13 5/8         5(cent)
October 1-December 31     17 1/8       13 1/2         5(cent)

1993
January 1-March 31       $15 7/8      $12 7/8         5(cent)
April 1-June 30           17 5/8       14 5/8         5(cent)
July 1-September 30       16 3/4       11 3/4         5(cent)
October 1-December 31     15           12 1/8         5(cent)
- --------------------------------------------------------------------------------

SELECTED QUARTERLY DATA

Summarized financial data for interim periods of 1994 and 1993 (expressed in thousands of dollars, except per share data) are shown below. The first quarter of 1993 includes the cumulative effect of a change in accounting for income taxes in accordance with SFAS No. 109, a benefit of $576,000 or $.04 per share.


                                   1994 Quarter Ended
                          Mar.31    June 30   Sept. 30     Dec. 31
- --------------------------------------------------------------------------------
Sales                   $188,731   $199,732   $194,743    $198,242
Gross profit              25,901     28,525     25,560      27,423
Net income                 4,453      5,071      3,477       3,510

Earnings per share         $ .32      $ .36      $ .25       $ .25
- --------------------------------------------------------------------------------

                                 1993 Quarter Ended
                          Mar.31    June 30   Sept. 30     Dec. 31
- --------------------------------------------------------------------------------
Sales                   $157,809   $161,991   $162,017    $176,436
Gross profit              24,396     23,781     18,578      20,122
Net income                 3,702      3,332        213       2,229

Earnings per share         $ .26      $ .24      $ .02       $ .16
- --------------------------------------------------------------------------------

HANDY & HARMAN AND SUBSIDIARIES

FIVE YEAR SELECTED FINANCIAL DATA

Dollars in thousands
except per share figures                                      1994           1993            1992            1991            1990
=================================================================================================================================
OPERATIONS
Sales and service revenues                                $781,448       $658,253        $572,210        $531,526        $572,002
After tax earnings (loss)-excluding
  net LIFO gains(b)                                         16,511          9,476(a)       11,697          (8,653)         12,060
Net LIFO gains(b)                                               --             --              --              --           5,430
Income (loss) from continuing
  operations                                                16,511          9,476(a)       11,697          (8,653)         17,490
Net loss from discontinued operations                           --             --              --         (25,856)         (7,764)
Net income (loss)                                           16,511          9,476(a)       11,697         (34,509)          9,726
Dividends                                                    2,811          2,803           2,801           6,013           9,225
- ---------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
After tax earnings (loss)-
  excluding net LIFO gains(b)                                 1.18            .68(a)          .84            (.62)            .86
Net LIFO gains(b)                                               --             --              --              --             .39
Net income (loss) from continuing operations                  1.18            .68(a)          .84            (.62)           1.25
Net loss from discontinued operations                           --             --              --           (1.85)           (.55)
Net income (loss)                                             1.18            .68(a)          .84           (2.47)            .70
Dividends                                                      .20            .20             .20             .43             .66
Average shares outstanding (thousands)                      14,050         14,021          14,001          13,985          13,973
- ---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION (AT DECEMBER 31)
Current assets                                             187,336        226,441         200,613         191,072         274,290
Current liabilities                                        153,593        114,534          92,444          96,004         222,295
Working capital                                             33,743        111,907         108,169          95,068          51,995
Property, plant and equipment-net                          117,200        106,220         109,605         112,363         137,250
Total assets                                               405,018        406,160         371,351         358,708         472,451
Long-term debt                                             131,750        188,750         186,287         181,329         113,988
Deferred income taxes                                       13,551         11,276           7,681           4,059          18,420
Shareholders' equity                                       106,124         91,600          84,939          77,316         117,748
LIFO reserve(c)                                            139,068        141,273         105,416         111,209         125,271
- ---------------------------------------------------------------------------------------------------------------------------------

STATISTICAL DATA
Property, plant and equipment
  acquired through capital expenditures                     18,567         15,147          14,440          12,728          16,042
Depreciation and amortization                               15,683         15,816          14,854          16,372          18,493
Interest expense (net)-continuing
  operations                                                15,995         15,484          16,329          22,199          22,313
Number of shareholders                                       2,259          2,238           3,046           3,218           3,214
Number of employees at December 31                           4,826          4,246           4,478           4,333           4,594
- ---------------------------------------------------------------------------------------------------------------------------------

FINANCIAL RATIOS
Return on average shareholders'
  equity-excluding net LIFO gain(b)                           16.7%          10.7%           14.4%          (35.4%)           3.7%
Current ratio                                                  1.2            2.0             2.2             2.0             1.2
=================================================================================================================================

(a) Includes a benefit of $576,000 or $.04 per share, from cumulative effect of accounting change.
(b) Net LIFO gains (after tax) are due to change in levels of precious metal inventories stated at LIFO cost.
(c) Excess of year-end market value of LIFO inventory over cost.

HANDY & HARMAN AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

The Company's precious metal inventories, consisting principally of gold and silver, is readily convertible to cash. Furthermore, these precious metal inventories which are stated in the Balance Sheet at LIFO cost have a market value of $139,068,000 in excess of such cost as of December 31, 1994.

     It is the Company's policy to obtain funds necessary to finance inventories and receivables from various banks under commercial credit facilities. Fluctuations in the market prices of gold and silver have a direct effect on the dollar volume of sales and the corresponding amount of customer receivables resulting from sale of precious metal products. In addition, receivables resulting from the sale of precious metal bullion for future delivery are also financed by bank borrowings. The Company adjusts the level of its credit facilities from time to time in accordance with its borrowing needs for receivables and inventories and maintains bank credit facilities well in excess of anticipated requirements.

     Consistent with other precious metal refining and fabricating companies, some of the Company's gold and silver requirements are furnished by customers and suppliers on a consignment basis. Title to the consigned gold and silver remains with the Consignor. The value of consigned gold and silver held by the Company is not included in the Company's Balance Sheet. The Company's gold and silver requirements are provided from a combination of owned inventories, precious metals which have been purchased and sold for future delivery and gold and silver received from suppliers and customers on a consignment basis.

     In the third quarter of 1992 the Company completed arrangements with four institutional lenders for $50,000,000 of long-term borrowings at a rate of 8.83% maturing in 2002. The proceeds were used to reduce portions of other long-term debt.

     During the third quarter of 1994, the Company finalized $215,000,000 of Revolving Credit Facilities with twenty banks which replaced the existing Credit Facilities dated March 16, 1992. These Credit Facilities provided $161,250,000 for a three year period and $53,750,000 for 364 days. As of December 31, 1994, $55,000,000 was borrowed under the long-term agreement and there were no borrowings under the short-term agreement. In addition to the Revolving Credit Facilities, the banks also provided $250,750,000 of Gold and Silver Fee Consignment Facilities. The Fee Consignment Facility of $125,375,000 is for a three-year period and the short-term Fee Consignment Facility of $125,375,000 is for 364 days. All gold and silver consigned to the Company pursuant to these Consignment Agreements will be located at the Company's plants in Fairfield, Connecticut and East Providence, Rhode Island. As of December 31, 1994, 87,000 ounces of gold and 16,652,000 ounces of silver were leased under this fee consignment facility. As a result of this fee consignment facility the Company was able to realize $53,087,000 of futures receivable on sales of precious metals for future delivery and increase futures payable for purchase of precious metals for future receipt by approximately $37,772,000. This enabled the Company to reduce its bank borrowings.

     Over the past three years the Company's operating activities have provided net cash of $81,463,000 of which $64,437,000 was used in investing activities and $15,890,000 was used for financing activities.

CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities amounted to $9,145,000 in 1994, $48,979,000 in 1993 and $23,339,000 in 1992. Net cash flow from operating activities decreased $39,834,000 from 1993 to 1994 primarily due to a use of cash to support an increase in accounts receivable related to higher levels of sales in 1994 versus 1993 and an increase in liabilities in 1993. This increase in liabilities was primarily attributable to purchases of precious metals and advances from smelter in 1993 by the Company's refining business. Although the level of liabilities associated with the refining business decreased in 1994, other operating units' accounts payable increased, which maintained comparable levels of liabilities between 1994 and 1993. The 1993 increase of $25,640,000 in net cash provided by operating activities over 1992 was primarily attributable to the increase in 1993's liabilities as stated above as well as the decreased level of accounts receivable for 1993 versus 1992.

CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities amounted to $47,703,000 in 1994, $6,133,000 in 1993 and $10,601,000 in 1992. Net cash used for investing activities increased $41,570,000 in 1994 over 1993 primarily due to the payments in 1994 for the purchase of Sumco Inc. in the amount of $26,000,000 and related acquired debt of $3,921,000, the decrease in proceeds from net investing activities of discontinued operations of $2,531,000 in 1994 from 1993, the increase in capital expenditures of $3,565,000 for plant expansion and machinery and equipment in the automotive and wire/tubing segments, and the proceeds from the sale of business units in 1993 for $5,072,000. The proceeds from the sale of business units in 1993 was the primary reason for the decrease in net cash used for investing activity for 1993 versus 1992.

CASH USED IN FINANCING ACTIVITIES

During this past three year period the Company's net financing activities were the net decrease of $42,777,000 in debt, cash provided by the net increase in futures payable of $35,302,000 and dividend payments of $8,415,000 for a total net cash usage of $15,890,000. The net cash provided by financing was $37,798,000 in 1994 due to the Company's ability to realize its futures receivable of $53,087,000 and increase futures payable by $37,772,000, as previously described, offset by the net decrease of debt of $50,250,000 and payment of dividends of $2,811,000. Net cash used by financing was $42,288,000 in 1993 and $11,400,000 in 1992 primarily due to the purchases of precious metals by the Company's refinery business and related immediate sale for future delivery which eliminates the economic risk of precious metal price fluctuations.

     The Company's foreign operations consist of six wholly owned subsidiaries, (one in Canada, three in the United Kingdom, one in Denmark and one in Mexico), and two equity investments, (one in Asia, and one in Brazil). Substantially all unremitted earnings of such entities are free from legal or contractual restrictions.

     The Company's program to expand productive capacity through acquisition of new businesses and expenditures for new property, plant and equipment will continue to be financed with internally generated funds and long-term debt, if necessary.

COMPARISON OF 1994 VERSUS 1993

Sales for the precious  metal  segment  increased  $93,884,000  (28%).  Sales of refining outturn, primarily in kilo bar and grain form, increased from $102,018,000 in 1993 to $157,142,000 in 1994. This type of precious metal sales can fluctuate significantly from period to period, however, the profit contribution effect for such fluctuation is minor since the profit margin on these sales is less than the margins on other products in this segment. The average price for gold was $384.14 per ounce and the average price for silver was $5.29 per ounce representing increases of 7% and 23%, respectively, from the prior year. The profit contribution (pre-tax income before deducting interest and Corporate expenses) increased $4,407,000 (43%) due to strong sales and operating profits of our precision electroplating companies offset by lower sales for other industrial products caused by overcapacity and intense competition. Management is focused on improving the profit contribution from this segment by expanding capacity at its precision electroplating companies and by rationalizing other facilities where necessary. Refinery earnings continue to be subject to precious metal price fluctuations as well as its ability to generate foreign earnings.

     The automotive (OEM) segment sales increased $25,259,000 (16%) and the profit contribution increased $1,645,000 (13%) due to the continued strength of the automotive industry. However with additional expenses being incurred relating to facility expansion and realignment to match changing volume requirements, earnings during the first half of 1995 are not anticipated to be at the same level as the prior year's comparable period.

     Although there are concerns relative to the longevity of the current strength in the automotive industry, the Company continues to pursue new product development in order to participate in growth opportunities in the automotive industry.

     Sales for the wire/tubing segment increased $13,959,000 (10%) due to the improved economy, both domestic and European. The profit contribution increased $2,748,000 (22%) due to increased sales as well as improved manufacturing performance through capital investment which increased capacity in both the wire and tubing companies. Potential for increased profits in this segment comes from continued capital investment in machinery and equipment as well as a new tubing facility in Denmark.

     In the other non-precious metal segment, sales decreased $9,907,000 (40%) primarily due to the sale of three businesses in 1993. Profit contribution increased $4,560,000. Excluding the charge of $2,800,000 in 1993 relating to the sale of Valley Metals, Inc. and New Industrial Techniques, Inc. and operating losses of $1,125,000 of the sold businesses, the profit contribution increased $635,000 primarily due to the increased sales to the natural gas industry by this segment's remaining unit.

     Interest expense increased $511,000 (3%) primarily due to higher effective interest rates.

     The Company's income taxes are primarily composed of U.S. Federal and state income taxes. The effective income tax rate was similar for 1994 and 1993.

COMPARISON OF 1993 VERSUS 1992

Sales for the precious metal segment increased $73,249,000 (27%). Sales of refining outturn in bullion form increased from $26,355,000 in 1992 to $102,018,000 in 1993. This type of precious metal sales can fluctuate significantly from period to period, however, the profit contribution effect for such fluctuation is minor since the profit margin on these sales is less than the margins on other products in this segment. The average price for gold was $359.84 per ounce and the average price of silver was $4.30 per ounce representing increases of 5% and 9%, respectively from the previous year. Benefits from higher precious metal prices and higher volumes in 1993 were offset by competitive pricing pressures in 1993 which was the primary reason for the decreased profit contribution (pre-tax income before deducting interest and Corporate expense) of $4,529,000 (31%).

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

     The effective tax rate for 1993 was 41.6% compared to 38.7% in 1992, or an increase of 2.9%. The primary reason for the increase was the 1993 change in the U.S. Federal statutory tax rate and its effect on 1993's provision for taxes as well as the prior year's net deferred tax liability.

HANDY & HARMAN AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31                                                 1994              1993              1992
===============================================================================================================
Sales and service revenues                                     $781,448,000      $658,253,000      $572,210,000
Cost of sales and service                                       674,039,000       571,376,000       479,278,000
- ---------------------------------------------------------------------------------------------------------------
Gross profit                                                    107,409,000        86,877,000        92,932,000
- ---------------------------------------------------------------------------------------------------------------
Selling, general, and administrative expenses                    60,472,000        53,900,000        56,394,000
- ---------------------------------------------------------------------------------------------------------------
Income from operations                                           46,937,000        32,977,000        36,538,000
- ---------------------------------------------------------------------------------------------------------------
Other deductions:
  Interest expense (net)                                         15,995,000        15,484,000        16,329,000
  Other (net)                                                     2,621,000         2,246,000         1,142,000
- ---------------------------------------------------------------------------------------------------------------
                                                                 18,616,000        17,730,000        17,471,000
- ---------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect of accounting change                                    28,321,000        15,247,000        19,067,000
Income tax provision                                             11,810,000         6,347,000         7,370,000
- ---------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting change             16,511,000         8,900,000        11,697,000
Cumulative effect of accounting change                                   --           576,000                --
- ---------------------------------------------------------------------------------------------------------------
Net income                                                     $ 16,511,000      $  9,476,000      $ 11,697,000
===============================================================================================================
Earnings per share:
  Income before cumulative effect of accounting change                $1.18              $.64              $.84
  Cumulative effect of accounting change                                 --               .04                --
- ---------------------------------------------------------------------------------------------------------------
Net income                                                            $1.18              $.68              $.84
===============================================================================================================
Average number of shares outstanding                             14,050,000        14,021,000        14,001,000
===============================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31                                                                                    1994             1993
====================================================================================================================
ASSETS
 Current assets:
   Cash                                                                                $  2,559,000     $  3,320,000
   Accounts receivable, less allowance for doubtful accounts of
     $3,597,000 in 1994 and $3,721,000 in 1993                                           82,733,000       67,897,000
   Futures receivable                                                                            --       53,087,000
   Inventories                                                                           89,939,000       88,692,000
   Prepaid expenses, deposits and other current assets                                   12,105,000       13,445,000
- --------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    187,336,000      226,441,000
- --------------------------------------------------------------------------------------------------------------------
Investments in affiliates, at equity                                                      2,207,000        1,824,000

Property, plant and equipment                                                           273,018,000      249,384,000
  Less accumulated depreciation and amorization                                         155,818,000      143,164,000
- --------------------------------------------------------------------------------------------------------------------
                                                                                        117,200,000      106,220,000

Prepaid retirement costs (net)                                                           47,459,000       43,627,000
Intangibles, net of amortization                                                         22,991,000        1,120,000
Deferred charges                                                                          2,745,000        1,696,000
Other assets                                                                              2,185,000        1,518,000
Noncurrent assets of discontinued operations                                             22,895,000       23,714,000
- --------------------------------------------------------------------------------------------------------------------
                                                                                       $405,018,000     $406,160,000
====================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings                                                                $ 34,750,000     $ 28,000,000
  Current maturities of long-term debt                                                    7,000,000        7,000,000
  Accounts payable                                                                       45,044,000       46,980,000
  Futures payable                                                                        37,772,000               --
  Advances from smelter                                                                   4,118,000        8,935,000
  Other current liabilities                                                              24,909,000       23,619,000
- --------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               153,593,000      114,534,000
- --------------------------------------------------------------------------------------------------------------------

Long-term debt, less current maturities                                                 131,750,000      188,750,000
Deferred income taxes                                                                    13,551,000       11,276,000

Commitments
- --------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock - par value $1; 60,000,000 shares authorized;
    14,611,432 shares issued                                                             14,611,000       14,611,000
  Capital surplus                                                                        11,830,000       11,296,000
  Retained earnings                                                                      84,114,000       70,414,000
  Foreign currency translation adjustment                                                  (720,000)        (951,000)
- --------------------------------------------------------------------------------------------------------------------
                                                                                        109,835,000       95,370,000

Less: Treasury stock 1994 - 532,652 shares; 1993 - 588,252 shares - at cost               3,491,000        3,770,000
      Unearned compensation                                                                 220,000               --
- --------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              106,124,000       91,600,000
- --------------------------------------------------------------------------------------------------------------------
                                                                                       $405,018,000     $406,160,000
====================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 1994

                                                                                Foreign
                                 Par Value $1                                  Currency                                       Total
                                       Common       Capital      Retained   Translation      Treasury       Unearned  Shareholders'
                                        Stock       Surplus      Earnings    Adjustment        Stock    Compensation         Equity
===================================================================================================================================
Balance,
  January 1, 1992                 $14,611,000   $10,984,000   $54,845,000      $819,000   ($3,943,000)   $       --    $ 77,316,000
Net income                                                     11,697,000                                                11,697,000
Cash dividends on common
  stock-$.20 per share                                         (2,801,000)                                               (2,801,000)
Stock issued under 1988
  long-term incentive plan
  (20,600 shares net of
  1,400 shares forfeited)                           181,000                                   104,000      (136,000)        149,000
Stock awarded under
  outside director stock
  option plan (awarded
  8,532 - issued 8,405 shares)                       48,000                                    42,000                        90,000
Translation adjustment                                                       (1,512,000)                                 (1,512,000)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1992                14,611,000    11,213,000    63,741,000      (693,000)   (3,797,000)     (136,000)     84,939,000
Net income                                                      9,476,000                                                 9,476,000
Cash dividends on
  common stock - $.20
  per share                                                    (2,803,000)                                               (2,803,000)
Remeasurement and
  amortization of stock
  issued under 1988 long-
  term incentive plan                                12,000                                                 136,000         148,000
Stock awarded under
  outside director stock
  option plan (awarded
  5,236 - issued 5,553 shares)                       71,000                                    28,000                        99,000
Stock issued under the
  incentive stock option
  plan (2,513 shares)                                                                          (1.000)                       (1,000)
Translation adjustment                                                         (258,000)                                   (258,000)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1993                14,611,000    11,296,000    70,414,000      (951,000)   (3,770,000)           --      91,600,000
Net income                                                     16,511,000                                                16,511,000
Cash dividends on
  common stock - $.20
  per share                                                    (2,811,000)                                               (2,811,000)
Stock issued under
  1988 long-term incentive
  plan (28,600 shares)                              296,000                                   144,000      (220,000)        220,000
Stock awarded under
  outside director stock
  option plan (awarded
  4,110 shares)                                      36,000                                                                  36,000
Stock issued under the
  incentive stock option
  plan (27,000 shares)                              202,000                                   135,000                       337,000
Translation adjustment                                                          231,000                                     231,000
- -----------------------------------------------------------------------------------------------------------------------------------
Balance,
  December 31, 1994               $14,611,000   $11,830,000   $84,114,000     ($720,000)  ($3,491,000)    ($220,000)   $106,124,000
===================================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  Increase (Decrease) in Cash
                                                                      -------------------------------------------------
Year ended December 31,                                                        1994              1993              1992
=======================================================================================================================
Cash flows from operating activities:
Net income                                                             $ 16,511,000      $  9,476,000     $  11,697,000
 Adjustments to reconcile net income
 to net cash provided by operating activities:
   Depreciation and amortization                                         15,683,000        15,816,000        14,854,000
   Provision for doubtful accounts                                          784,000         1,195,000           627,000
   Loss (gain) on disposal of property, plant and equipment                 454,000            (7,000)          274,000
   Provision for disposal of business units                               1,300,000         2,800,000           537,000
   Net prepaid retirement costs                                          (3,832,000)       (4,793,000)       (4,652,000)
   Equity in earnings of affiliates                                        (338,000)         (117,000)         (206,000)
   Earned compensation - 1988 long-term incentive
     and outside director stock option plans                                277,000           214,000           226,000
   Changes in assets and liabilities, net of effects
     from acquisitions and divestitures:
        Accounts receivable                                             (12,813,000)        2,119,000        (5,498,000)
        Inventories                                                        (459,000)       (3,714,000)        2,115,000
        Prepaid expenses                                                 (1,425,000)          556,000        (2,425,000)
        Deferred financing costs                                         (1,832,000)               --        (1,699,000)
        Deferred charges and other assets                                  (714,000)          880,000          (250,000)
        Accounts payable and other current liabilities                   (1,654,000)       12,024,000         4,117,000
        Advances from smelter                                            (4,817,000)        8,935,000                --
        Deferred income taxes                                             2,020,000         3,595,000         3,622,000
- -----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 9,145,000        48,979,000        23,339,000
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from sale of property, plant and equipment                      307,000           945,000         2,428,000
   Capital expenditures                                                 (18,567,000)      (15,002,000)      (13,829,000)
   Acquisition, net of cash and debt acquired                           (29,943,000)               --                --
   Divestitures, net of cash sold                                                --         5,072,000                --
   Investment in affiliates                                                      --          (179,000)               --
   Net investing activities of discontinued operations                      500,000         3,031,000           800,000
- -----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                   (47,703,000)       (6,133,000)      (10,601,000)
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from short-term borrowings                                    6,750,000         5,500,000         9,600,000
   Repayment of short-term debt                                                  --                --      (108,263,000)
   Proceeds from other long-term debt                                            --                --        50,364,000
   Repayment of other long-term debt                                     (7,000,000)      (10,594,000)      (44,134,000)
   Net increase/(decrease) in long-term revolving credit facilities     (50,000,000)       10,000,000        95,000,000
   Net (increase)/decrease in futures receivable                         53,087,000       (44,391,000)       (8,696,000)
   Net increase/(decrease) in futures payable                            37,772,000                --        (2,470,000)
   Dividends paid                                                        (2,811,000)       (2,803,000)       (2,801,000)
- -----------------------------------------------------------------------------------------------------------------------
Net cash provided/(used) in financing activities                         37,798,000       (42,288,000)      (11,400,000)
- -----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on net cash                                  (1,000)          (50,000)         (172,000)
- -----------------------------------------------------------------------------------------------------------------------
Net change in cash                                                         (761,000)          508,000         1,166,000
Cash at beginning of year                                                 3,320,000         2,812,000         1,646,000
- -----------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                    $  2,559,000      $  3,320,000     $   2,812,000
=======================================================================================================================
Cash paid during the year for:
  Interest, net of contango on futures and
    forward contracts and interest rate swap                           $ 15,721,000      $ 15,719,000     $  17,112,000
  Income taxes                                                         $  8,709,000      $  2,668,000     $     537,000
=======================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of the financial statements.

HANDY & HARMAN AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A -- PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany items have been eliminated. Investments in affiliates, which are 20% - 50% owned companies, are accounted for by the equity basis of accounting.

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

D --  INTANGIBLES AND AMORTIZATION

Purchased patents are stated at cost, which is amortized over the respective remaining lives of the patents. The excess of purchase price over net assets acquired in business combinations is being amortized on the straight-line method over 40 years. The Company uses undiscounted cash flows when evaluating annually the recoverability of the unamortized balance for the excess of purchase price over net assets acquired in a business combination.

E -- FUTURES  CONTRACTS

Consistent with the Company's policy of maintaining constant inventory levels under the last-in, first-out (LIFO) method of accounting, precious metals are purchased at the same prices and quantities as shipments to customers. Additionally, to the extent that an increase in inventory is required to support operations, precious metals are purchased and immediately sold for future delivery, creating a futures receivable and eliminating the economic risk of price fluctuations. Also to the extent there is a decrease in inventory required to support operations, precious metals are sold and immediately purchased for future receipt, creating a futures payable and also eliminating the economic risk of price fluctuations.

     Future sales and purchases of precious metals are excluded from sales and cost of sales in the accompanying income statement. The related margin deposits are included with the futures receivable/payable. The income/expense from the future sales/purchases of precious metals is amortized over the contract period and is included in interest expense.

F -- SALES AND SERVICE

A high percentage of the sales prices for the Company's precious metals products (see "The Company's Business," page 19) is the value of the precious metals content. Changes in the unit sales price of such precious metals result in corresponding changes in sales and cost of sales. The Company includes in both sales and cost of sales the precious metal value of sales of fabricated products if the customer purchased the precious metal from the Company, whether or not the precious metal is sold at the same time as the fabricated product.

     Service revenues, which represent charges to customers for processing refining lots, are recognized in income when the lots are settled with the customer as to precious metal content. Additional costs and smelter charges relating to the settled lots are accrued at that time.

G -- TAXES ON INCOME

The Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), "Accounting for Income Taxes", was issued in February 1992 and was adopted by the Company in the first quarter of 1993. Although SFAS No. 109 superseded SFAS No. 96, "Accounting for Income Taxes" adopted by the Company in 1987, it maintained the same requirement, among other things, that deferred tax liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. The significant change in SFAS No. 109 over SFAS No. 96 was the recognition of deferred tax assets with measurement based on the likelihood of realization of a tax benefit in future years. The cumulative effect of this change to January 1, 1993 amounted to $576,000 and is shown as a separate item in the Consolidated Statement of Income on page 24.

H -- INCOME PER SHARE

Per share amounts are based on the weighted average number of shares outstanding during the year. Outstanding stock options are considered common stock equivalents using the treasury stock method and are included in the calculation when their effect would be dilutive; however they had no dilutive effect in 1994, 1993 and 1992.

I -- FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Resulting cumulative translation adjustments have been recorded as a separate component of shareholder's equity.

J -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value amounts for cash, receivables (net), and short-term borrowings approximate carrying amounts due to the short maturities of these instruments.

     The fair value of long-term debt was estimated based on the current rates offered to the Company for the debt of the same remaining maturities. The difference between the fair value and the carrying value is not material and the Company has no plans to retire significant portions of its long-term debt prior to scheduled maturity.

K -- RECLASSIFICATIONS

Certain reclassifications have been made to the 1993 and 1992 consolidated financial statements to conform to the 1994 presentation.

HANDY &HARMAN AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -- ACQUISITION AND DIVESTITURES

On September 9, 1994 the Company acquired 100% of Sumco Inc.'s shares outstanding for $26,000,000. The acquisition has been accounted for as a purchase; accordingly, the purchase price has been allocated to the underlying assets and liabilities based on their respective estimated fair values at the date of acquisition. The estimated fair value of assets acquired is $11,100,000 and liabilities assumed is $7,100,000 (inclusive of $3,921,000 of debt). The excess of the purchase price over the fair value of the assets acquired and liabilities assumed was $22,000,000 and is being amortized over a period of 40 years. This business was not material to the revenues of the Company. Included in Other Deductions are provisions for the disposals of our interest in a Mexican joint venture of $1,300,000 and land and buildings of $400,000.

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

      During 1992, the Company identified three businesses for sale (Chemical Products Division - sold in 1992, Valley Metals Inc. and O&M Manufacturing Co. Division both sold in 1993). A net charge of $537,000 was recorded in 1992 for the sale of these three businesses. Also included in Other Deductions is the loss on sale of a building amounting to $319,000.

2 -- INVENTORIES AND FEE CONSIGNMENT FACILITIES

The components of inventories at December 31, 1994 and 1993 are as follows:


                                             1994          1993
- ---------------------------------------------------------------
Precious metals:
  Fine and fabricated metals in
  various stages of completion       $ 37,825,000  $ 38,879,000
Non-precious metals:
  Base metals, factory supplies
  and raw materials                    25,175,000    25,635,000
  Work in process                      18,521,000    14,893,000
  Finished goods                        8,418,000     9,285,000
- ---------------------------------------------------------------
                                     $ 89,939,000  $ 88,692,000
- ---------------------------------------------------------------


Other inventory information at December 31:

                                             1994          1993
- ---------------------------------------------------------------
Precious metals stated at LIFO cost  $ 32,450,000  $ 32,450,000
- ---------------------------------------------------------------
LIFO inventory-excess of year-end
  market value over LIFO cost        $139,068,000  $141,273,000
- ---------------------------------------------------------------
Dec. 31 market value per ounce
  Silver                                  $  4.87       $  5.08
  Gold                                    $382.40       $391.75
- ---------------------------------------------------------------

Consigned precious metal ounces due to/(from) customers and suppliers:


                                             1994          1993
- ---------------------------------------------------------------
Silver ounces
  Net open account                     (2,135,000)   11,515,000
  Leased                               19,517,000     6,102,000
- ---------------------------------------------------------------
Total                                  17,382,000    17,617,000
- ---------------------------------------------------------------
Gold ounces
  Net open account                        (32,000)       73,000
  Leased                                  326,000       347,000
- ---------------------------------------------------------------
Total                                     294,000       420,000
- ---------------------------------------------------------------


In 1994 the Company finalized a Gold and Silver Fee Consignment Facility amounting to $250,750,000. The Fee Consignment Facility of $125,375,000 is for a three-year period and the short-term Fee Consignment Facility of $125,375,000 is for 364 days. As of December 31,1994, 16,652,000 ounces of silver and 87,000 ounces of gold were leased to the Company and are included in leased amounts above. The fee rate at December 31, 1994 for gold was 1.37% and silver was .79%.

3 -- DEBT AND CREDIT AGREEMENTS

The Company's borrowing requirements are primarily related to the level of inventory, the market value of precious metals and the changes in the Company's receivables. The Company adjusts the level of its credit facilities from time to time in accordance with its borrowing needs. At December 31, 1994, the Company had short-term credit facilities of $53,750,000 (see discussion below regarding revolving credit facilities); short-term bank borrowing amounted to $34,750,000. The corresponding amounts for December 31, 1993 were: credit facilities $53,750,000 and short-term bank borrowings - $28,000,000.

     At December 31, 1994, 1993, and 1992 the average interest rate for outstanding short-term borrowing was 6.9%, 4.0%, and 4.9%, respectively. During 1994, the average month-end short-term borrowing was $53,777,000; the weighted average interest rate of 5.4% was computed on the basis of the number of days the borrowings were outstanding; and the maximum month-end short-term borrowing was $117,000,000. The corresponding amounts for the years ended December 31, 1993 and 1992 were: average month-end borrowing - $15,688,000 and $44,273,000, weighted average interest rate 4.3% and 7.4%, and maximum month-end borrowing - $36,000,000 and $137,663,000.

   Long-term debt at December 31, 1994 and 1993 is summarized as follows:

                                             1994             1993
- ------------------------------------------------------------------
Credit facility                       $55,000,000     $105,000,000
8.83% notes due 2002                   50,000,000       50,000,000
9.37% note due 1999                    18,000,000       21,500,000
10.20% note due 1998                    8,250,000       11,750,000
Industrial revenue bonds,
  floating rate, due 2004 - 2005        7,500,000        7,500,000
- ------------------------------------------------------------------
                                      138,750,000      195,750,000
Less installments due within year       7,000,000        7,000,000
- ------------------------------------------------------------------
Total long-term debt                 $131,750,000     $188,750,000
- ------------------------------------------------------------------

Maturities of long-term debt in each of the next five years are as follows (in thousands): $7,000, $7,000, $59,750, $3,500 and $4,000.

     During the third quarter of 1994, the Company finalized $215,000,000 of Revolving Credit Facilities with twenty banks which replaced the existing Credit Facilities dated March 16, 1992. These Credit Facilities both provided $161,250,000 for a three year period and $53,750,000 for 364 days. Under both of these credit facilities interest is payable at the prime rate or LIBOR plus 1%, at the Company's option.

     All of the above loans have restrictive covenants which under the most restrictive covenants of the Company's long-term loan agreements $13,221,000 of consolidated retained earnings were unrestricted at December 31, 1994, as to the declaration of cash dividends and the acquisition of capital stock by the Company. Additionally, the agreements require the maintenance of specified ratios and a minimum tangible net worth of $130,000,000. At December 31, 1994 the Company was in compliance with all covenants.

4 -- INCOME TAXES

The components of income from operations before income taxes and cumulative effect of accounting change consisted of the following (in thousands):

                                   1994       1993       1992
- -------------------------------------------------------------
Domestic                        $26,932    $14,852    $18,841
Foreign                           1,389        395        226
- -------------------------------------------------------------
                                $28,321    $15,247    $19,067
- -------------------------------------------------------------


The provision for taxes on income was comprised of the following
(in thousands):


                                             1994
- --------------------------------------------------------------
                                Current    Deferred      Total
- --------------------------------------------------------------
State and local                  $2,693           -     $2,693
Foreign                             748        ($25)       723
Federal                           6,094       2,300      8,394
- --------------------------------------------------------------
                                 $9,535      $2,275    $11,810
- --------------------------------------------------------------

                                             1993
- --------------------------------------------------------------
                                Current    Deferred      Total
- --------------------------------------------------------------
State and local                  $1,800       ($300)    $1,500
Foreign                             160          91        251
Federal                               -       4,596      4,596
- --------------------------------------------------------------
                                 $1,960      $4,387     $6,347
- --------------------------------------------------------------

                                             1992
- --------------------------------------------------------------
                                Current    Deferred      Total
- --------------------------------------------------------------
State and local                  $2,230       ($330)    $1,900
Foreign                             150        (110)        40
Federal                               -       5,430      5,430
- --------------------------------------------------------------
                                 $2,380      $4,990     $7,370
- --------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 follow (in thousands):

                                                       1994
- -------------------------------------------------------------------------------
                                   Deferred Tax    Deferred Tax   Net Deferred
                                      Assets        Liabilities     Liability

Prepaid retirement costs                              $16,610         ($16,610)
Property, plant and equipment                           9,229           (9,229)
Restructuring and discontinued
  operations                          $6,797                -            6,797
Foreign tax credit carryforwards         495                -              495
All other                              7,073            2,077            4,996
- -------------------------------------------------------------------------------
Total                                $14,365          $27,916         ($13,551)
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                                                       1993
- ------------------------------------------------------------------------------
                                   Deferred Tax    Deferred Tax   Net Deferred
                                      Assets        Liabilities     Liability

Prepaid retirement costs                              $15,270         ($15,270)
Property, plant and equipment                           9,486           (9,486)
Restructuring and discontinued
  operations                          $7,355                             7,355
Foreign tax credit carryforwards       1,184                             1,184
Investment tax credit carryforwards    1,502                             1,502
All other                              4,425              986            3,439
- ------------------------------------------------------------------------------
Total                                $14,466          $25,742         ($11,276)
- ------------------------------------------------------------------------------

     Due to the Company's current taxable income and expected taxable income, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax asset at December 31,1994.

     Principal items making up the change in the net deferred tax liability follows (in thousands):

                                           1994       1993       1992
- ---------------------------------------------------------------------
Prepaid retirement costs                 $1,340     $1,643     $1,655
Property plant and equipment               (257)    (1,372)    (1,360)
Restructuring                               558      2,510      4,191
Foreign tax credit carryforwards            689       (919)      (265)
Investment tax credit carryforwards       1,502          -        (33)
Effect of 1993 income tax rate change
   on deferred taxes                          -        275          -
Other                                    (1,557)     1,458       (566)
- ---------------------------------------------------------------------
                                         $2,275     $3,595     $3,622
- ---------------------------------------------------------------------

     Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries and other foreign investments carried at equity. These earnings have been substantially reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon.

     The major elements contributing to the difference between the U.S. Federal statutory tax rate and the consolidated effective tax rate are as follows:


                                           1994       1993       1992
- ---------------------------------------------------------------------
U.S. Federal effective statutory tax rate  35.0%      34.3%      34.0%
State and local income taxes, net
      of Federal income tax benefit         6.2        6.5        6.4
Foreign tax credit                          -         (2.2)      (1.7)
Effect of 1993 income tax rate
      change on deferred taxes              -          1.8        -
Net effect of foreign tax rates             0.2        0.4        0.2
Other                                       0.3        0.8       (0.2)
- ---------------------------------------------------------------------
                                           41.7%      41.6%      38.7%
- ---------------------------------------------------------------------

5 -- COMMITMENTS

Commitments at December 31, 1994 for the purchase of additional property, plant and equipment approximated $3,600,000. Rent expense for 1994, 1993, and 1992 was $3,460,000, $3,363,000, and $4,444,000, respectively. Operating lease and rental commitments for future years are as follows:

- -------------------------------------------------------------
1995                                               $2,662,000
1996                                                2,564,000
1997                                                1,901,000
1998                                                1,363,000
1999                                                1,316,000
2000 and beyond                                     7,275,000
- -------------------------------------------------------------
Total lease and rental commitments                $17,081,000
- -------------------------------------------------------------

6 -- STOCK OPTION AND LONG-TERM INCENTIVE PLANS

1982 STOCK OPTION PLAN

At December 31, 1994, 25,000 shares of common stock held in the treasury were reserved for issuance under the Company's 1982 Stock Option Plan. No more options may be granted under this Plan. Transactions under this Plan are summarized below:

                                                            Shares under option
                                            Shares          -------------------
                                           Available                       Range of
                                          for Option     Shares             Price
- ---------------------------------------------------------------------------------------
Balance, January 1, 1992                    213,900      56,000      $16.625 - 18.687
Options expired                               4,000      (4,000)     $16.625
Shares not granted                         (217,900)          -                     -
- -------------------------------------------------------------------------------------
Balance, December 31, 1992                        -      52,000      $16.625 - 18.687
Options expired                                   -      (9,000)     $16.625 - 17.000
- -------------------------------------------------------------------------------------
Balance, December 31, 1993                        -      43,000      $16.625 - 18.687
Options expired                                   -     (18,000)     $16.625 - 18.687
- -------------------------------------------------------------------------------------
Balance, December 31, 1994                        -      25,000      $16.625
- -------------------------------------------------------------------------------------


All options under the 1982 stock option plan are exercisable at December 31, 1994.

HANDY & HARMAN LONG-TERM INCENTIVE STOCK OPTION PLAN

The number of shares subject to award under this Plan adopted in 1991 shall not exceed 1,000,000 shares of Common Stock. Stock Appreciation Rights (SAR's) may be granted under this non-qualified stock option plan, but no SAR's are outstanding under this Plan. Commencing one year after the date of grant each option will become exercisable cumulatively at the rate of 20% per year and will expire 10 years from the date such option was granted. Transactions under this Plan are summarized below:

                                                     Shares under option
                                         Shares      -------------------
                                        Available                 Range of
                                       for Option   Shares        Price
- -------------------------------------------------------------------------------
Balance, January 1, 1992                506,000    494,000   $ 9.625  - 14.125
Options granted                         (32,000)    32,000   $11.3125 - 12.5625
- -------------------------------------------------------------------------------
Balance, December 31, 1992              474,000    526,000   $ 9.625  - 14.125
Options granted                        (171,000)   171,000   $12.937  - 15.3125
Options exercised                             -     (3,800)  $ 9.625  - 12.625
Options expired                          31,200    (31,200)  $12.625
- -------------------------------------------------------------------------------
Balance, December 31, 1993              334,200    662,000   $ 9.625  - 15.3125
Options granted                        (118,000)   118,000   $ 13.75  - 16.625
Options exercised                             -    (27,000)  $ 9.625  - 12.625
Options expired                          15,000    (15,000)  $12.625
- -------------------------------------------------------------------------------
Balance, December 31, 1994              231,200    738,000   $ 9.625  - 16.625
- ------------------------------------------------------------------------------

There are 268,200 options exercisable under this plan at December 31, 1994.

OUTSIDE DIRECTOR STOCK OPTION PLAN

Under the Outside Director Stock Option Plan each outside director is awarded fully and immediately exercisable options, on an annual basis, to purchase Common Stock at an option price of $1. The market value of the Company's shares at date of grant less the option price is amortized to compensation expense during the year. Transactions under this Plan are summarized below:

                                    1994       1993       1992
- --------------------------------------------------------------
Options outstanding January 1      7,062      7,379      7,252
Options awarded                    4,110      5,236      8,532
Options expired                   (2,381)         -          -

Options exercised                      -     (5,553)    (8,405)
- --------------------------------------------------------------
Options outstanding December 31    8,791      7,062      7,379
- --------------------------------------------------------------
Shares subject to award
     December 31                  75,225     76,954     82,190
- --------------------------------------------------------------

All options outstanding under this plan are exercisable at December 31, 1994.

1988 LONG-TERM INCENTIVE PLAN

Shares issued under the 1988 Long-Term Incentive Plan are in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Of the 400,000 shares which may be awarded under this Plan 28,700 shares were issued in 1990, of which 400 shares were forfeited, and 22,000 shares were issued in 1992, of which 1,000 shares were forfeited and 28,600 shares were issued in 1994. The market value of shares issued under the Plan is recorded as unearned compensation and shown as a separate component of shareholders' equity. This compensation is amortized to expense over the period the employees become vested.

     Compensation expense for both the Outside Director Stock Option Plan and the 1988 Long-Term Incentive Plan amounted to $277,000, $214,000, and $226,000 in 1994, 1993 and 1992, respectively.

7 -- SEGMENT INFORMATION

Information regarding the Company's industry segments and discontinued operations is contained on page 19 under the heading "The Company's Business" and is incorporated herein by reference.

   Additional information concerning industry segments, corporate and discontinued operations is as follows:

                                     1994          1993          1992
- ---------------------------------------------------------------------
Depreciation and
amortization expense:
  Precious metals             $ 5,059,000   $ 4,645,000   $ 4,327,000
  Automotive (OEM)              4,693,000     4,713,000     4,120,000
  Wire/Tubing                   4,355,000     4,046,000     3,734,000
  Other non-precious
    metal businesses              504,000     1,748,000     1,810,000
  Corporate                     1,072,000       664,000       863,000
- ---------------------------------------------------------------------
                              $15,683,000   $15,816,000   $14,854,000
- ---------------------------------------------------------------------
Property, plant and
equipment additions:
  Precious metals:
    Expenditures              $ 5,647,000   $ 5,650,000   $ 3,717,000
    Transfer                            -             -     1,389,000
- ---------------------------------------------------------------------
                                5,647,000     5,650,000     5,106,000
- ---------------------------------------------------------------------
  Automotive (OEM):
    Expenditures                3,778,000     1,895,000     3,204,000
- ---------------------------------------------------------------------
  Wire/Tubing:
    Expenditures                8,017,000     6,310,000     4,727,000
- ---------------------------------------------------------------------
  Other non-precious
  metal businesses:
    Expenditures                1,069,000       932,000       937,000
- ---------------------------------------------------------------------
  Corporate:
    Expenditures                   56,000       215,000     1,244,000
- ---------------------------------------------------------------------
                               18,567,000    15,002,000    15,218,000
- ---------------------------------------------------------------------
  Discontinued operations:
    Expenditures                        -       145,000       611,000
    Transfer                            -             -    (1,389,000)
- ---------------------------------------------------------------------
                                        -       145,000      (778,000)
- ---------------------------------------------------------------------
                              $18,567,000   $15,147,000   $14,440,000
- ---------------------------------------------------------------------

8 -- SUPPLEMENTAL INFORMATION


                                                                  1994            1993
- --------------------------------------------------------------------------------------
a-Property, plant and equipment:       Life/yrs
                                       --------
  Land                                                    $  6,365,000    $  4,933,000
  Buildings and improvements               10-50            68,491,000      61,163,000
  Machinery and equipment                   3-20           169,099,000     155,795,000
  Furniture and fixtures                    2-20            17,254,000      15,585,000
  Automotive                                 4-8             1,160,000         970,000
  Leasehold improvements              lease life             2,323,000       4,039,000
  Construction in progress                                   8,326,000       6,899,000
- --------------------------------------------------------------------------------------
                                                          $273,018,000    $249,384,000
- --------------------------------------------------------------------------------------

Depreciation and amortization of property, plant and equipment charged to operations for 1994, 1993 and 1992 was $14,633,000, $14,659,000, and $14,157,000
respectively.

                                                                  1994            1993
- --------------------------------------------------------------------------------------
b-Intangibles (net of amortization):
   Patents and other                                       $   704,000      $  729,000
   Excess of purchase price over
     net assets acquired in business
     combinations                                           22,287,000         391,000

                                                           $22,991,000      $1,120,000
- --------------------------------------------------------------------------------------


c- Major Customer:

     A customer from the automotive (OEM) segment represented 10.7%, 10.7%, and 11.3% of consolidated sales and service revenues for 1994, 1993 and 1992, respectively.

9 -- RETIREMENT PLANS AND OTHER BENEFITS

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

     The components of net periodic pension cost (credit) for 1994, 1993 and 1992 are as follows:


                                                1994          1993          1992
- --------------------------------------------------------------------------------
Service cost-benefits
  earned during the
  period                                 $ 3,858,000   $ 3,546,000   $ 4,572,000
Interest cost on the
  projected benefits
  obligation                               7,530,000     7,253,000     8,130,000
Return on plan assets                         43,000   (15,563,000)  (16,738,000)
Net amortization
  and deferral                           (15,540,000)     (106,000)     (987,000)

Net periodic pension
  cost (credit)                         ($ 4,109,000) ($ 4,870,000) ($ 5,023,000)
- --------------------------------------------------------------------------------

     Assumptions used in the accounting at December 31 are:


                                                1994          1993          1992
- --------------------------------------------------------------------------------
Discount rate:
  Beginning of year                              6.5%          7.0%          7.5%
  End of year                                    7.0%          6.5%          7.0%
Compensation increase                            5.0%          5.0%          5.0%
Expected asset return                            8.5%          8.5%          9.5%
- --------------------------------------------------------------------------------

     The plans' funded status as of December 31 and the amounts recognized in the accompanying financial statements are as follows:

                                                  1994             1993
- -----------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefit obligation             $ 96,944,000     $ 95,980,000

    Accumulated benefit
      obligation                          $100,710,000     $100,139,000

    Projected benefit obligation          $112,920,000     $114,490,000
Plan assets at fair value                  150,575,000      156,295,000

Plan assets in excess of projected
  benefit obligation                        37,655,000       41,805,000
Unrecognized net loss                       30,074,000       24,584,000
Unrecognized prior service cost             (3,418,000)      (3,740,000)
Unrecognized net asset                     (13,145,000)     (15,944,000)

Prepaid pension cost                      $ 51,166,000     $ 46,705,000
- -----------------------------------------------------------------------

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

     Postretirement benefit costs were determined assuming discount rates of 6.5%, 7% and 7.5% for the years ended 1994, 1993 and 1992, respectively. The components of net periodic postretirement benefit cost are as follows:


                                      1994         1993         1992
- --------------------------------------------------------------------
Service cost                    $  207,000   $  261,000   $  324,000
Interest cost                      577,000      694,000      698,000
Amortization of transition
    obligation                     433,000      574,000      417,000

                                $1,217,000   $1,529,000   $1,439,000
- --------------------------------------------------------------------

     The Company's funding policy with respect to these benefits is to pay the amounts required to provide the benefits during each year. The following table presents the Company's postretirement medical benefits funded status as of December 31, 1994 and 1993.


Accumulated Postretirement Benefit Obligation:

                                                      1994          1993
- ------------------------------------------------------------------------
Retirees                                       $ 3,783,000   $ 4,576,000
Future retirees                                  5,079,000     6,376,000

Total accumulated postretirement
  benefit obligation                             8,862,000    10,952,000
Unrecognized transition obligation              (5,969,000)   (6,340,000)
Unrecognized actuarial gain (loss)                 814,000    (1,534,000)

Net postretirement benefit liability  -
    classified with prepaid retirement costs   $ 3,707,000   $ 3,078,000
- ------------------------------------------------------------------------

     The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7% for 1994 and 6.5% for 1993. The unrecognized transition obligation amortization period is 20 years beginning on January 1, 1991, the implementation date.

     For measurement purposes, a 15% annual rate of increase in the health care cost trend rate was assumed for 1992 through 1994; the rate was assumed to decrease gradually to 6% by the year 2003 and remain at that level thereafter. A 1% increase in the assumed health care trend rate would not have a significant impact on the accumulated postretirement benefit obligation as of December 31, 1994 and 1993.


SAVINGS PLAN

The Company has a savings plan which qualifies under Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute from 1% to 12% of their income on a pretax basis to this savings plan. The Company matches 50% of the first 3% of the employee's contribution. Such matching Company contributions are invested in shares of the Company's common stock and becomes immediately vested. The charge to operations for the Company's matching contribution amounted to $900,000, $862,000 and $581,000, for 1994, 1993 and 1992, respectively.

10 -- COMMON STOCK PURCHASE RIGHTS

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

     Through December 31, 1994, the Company had reserved common shares as issuable pursuant to these rights. At the present time, the rights have no dilutive effects on the earnings per share calculation.

11 -- DISCONTINUED OPERATIONS

On June 27, 1991, the Company announced its planned divestiture of six businesses which are involved in the manufacture of automotive replacement parts, proprietary chemicals, metal powders, pressurized vessels, coldheaded parts, and specialized platinum group metals refining and products. Accordingly, the consolidated financial statements of the Company have been classified to report separately the net assets of these businesses.

     The net assets related to discontinued operations, primarily working capital and property, plant and equipment, were recorded at their estimated net realizable value. Included in assets of discontinued operations is the Company's investment in, and receivable from, GO/DAN Industries, a joint venture partnership. Approximately $1,000,000 of operating losses for the discontinued operations from the date of discontinuance to December 31, 1994 were charged against the $1,000,000 reserve for operating losses established in the second quarter of 1991.

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP
New York, NY


To the Board of Directors and
Shareholders of Handy & Harman:

We have audited the consolidated balance sheet of Handy & Harman and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Handy & Harman and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in the Summary of Significant Accounting Policies, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" in 1993.


\s\ KPMG PEAT MARWICK LLP
- -------------------------
KPMG PEAT MARWICK LLP


February 17, 1995

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

     The Company depends upon an accounting system, including internal accounting controls, administered by a staff of corporate accountants. The controls are designed to provide reasonable assurance that the Company's financial records are reliable, that the corporate assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorizations and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. It must be recognized, however, that errors and irregularities may nevertheless occur, so the effectiveness of such a financial system depends to a great extent upon the careful selection of financial and other responsible managers. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the Company's controls. The Company believes that its accounting controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions. KPMG Peat Marwick LLP, independent certified public accountants, has been engaged by the Company to conduct quarterly reviews and an audit of the Company's financial statements in accordance with generally accepted auditing standards.

     Such standards provide for numerous procedures, including obtaining an understanding of the Company's accounting systems and performing reviews of internal accounting control systems and tests of transactions deemed appropriate by the auditors. KPMG Peat Marwick LLP is a member of the SEC Practice Section of the AICPA Division of CPA firms.

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